Registration No.  333-115182
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 857

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on June 30, 2004 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


              The Dow(sm) Dividend And Repurchase Target 10
                   Portfolio, 3rd Quarter 2004 Series
         The Dow(sm) Target 5 Portfolio, 3rd Quarter 2004 Series
     The Dow(sm) Target Dividend Portfolio, 3rd Quarter 2004 Series
           Global Target 15 Portfolio, 3rd Quarter 2004 Series
       The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2004 Series
          The S&P Target 24 Portfolio, 3rd Quarter 2004 Series
           Target Small-Cap Portfolio, 3rd Quarter 2004 Series
              Target VIP Portfolio, 3rd Quarter 2004 Series
     Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series
       Value Line(R) Target 25 Portfolio, 3rd Quarter 2004 Series

                                 FT 857

FT 857 is a series of a unit investment trust, the FT Series. FT 857 consists of 11 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            FIRST TRUST (R)

                             1-800-621-9533


          The date of this prospectus is June 30, 2004

                                Table of Contents

Summary of Essential Information                           3
Fee Table                                                  7
Report of Independent Registered Public Accounting Firm   10
Statements of Net Assets                                  11
Schedules of Investments                                  15
The FT Series                                             31
Portfolios                                                31
Risk Factors                                              36
Hypothetical Performance Information                      40
Public Offering                                           44
Distribution of Units                                     46
The Sponsor's Profits                                     47
The Secondary Market                                      47
How We Purchase Units                                     48
Expenses and Charges                                      48
Tax Status                                                48
Retirement Plans                                          51
Rights of Unit Holders                                    51
Income and Capital Distributions                          52
Redeeming Your Units                                      52
Investing in a New Trust                                  54
Removing Securities from a Trust                          54
Amending or Terminating the Indenture                     55
Information on the Sponsor, Trustee and Evaluator         56
Other Information                                         57

                        Summary of Essential Information

                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                        The Dow(sm)       The Dow(sm)       The Dow(sm)
                                                                        DART 10           Target 5          Target Dividend
                                                                        Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                                        Quarter 2004      Quarter 2004      Quarter 2004
                                                                        Series            Series            Series
                                                                        ____________      ____________      ____________
Initial Number of Units (1)                                                  15,001            15,003            15,004
Fractional Undivided Interest in the Trust per Unit (1)                    1/15,001          1/15,003          1/15,004
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)        $    9.900        $    9.900        $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
       (2.980% of the net amount invested, exclusive of the deferred
       sales charge and creation and development fee) (3)                $     .295        $     .295        $     .295
   Less Deferred Sales Charge per Unit                                   $    (.145)       $    (.145)       $    (.145)
   Less Creation and Development Fee per Unit                            $    (.050)       $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                       $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $    9.755        $    9.755        $    9.755
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)             $    9.755        $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                           $    .2934        $    .3427        $    .3499
Cash CUSIP Number                                                        30268C 289        30268C 321        30268C 362
Reinvestment CUSIP Number                                                30268C 297        30268C 339        30268C 370
Fee Accounts Cash CUSIP Number                                           30268C 305        30268C 347        30268C 388
Fee Accounts Reinvestment CUSIP Number                                   30268C 313        30268C 354        30268C 396
Security Code                                                                 64147             64151             64143
Ticker Symbol                                                                FTDQJX            FIQJYX            FDDQJX

First Settlement Date                                 July 6, 2004
Rollover Notification Date                            September 1, 2005
Special Redemption and Liquidation Period             September 15, 2005 to September 30, 2005
Mandatory Termination Date (7)                        September 30, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2004.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2004.

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                        Global            The Nasdaq (R)    The S&P
                                                                        Target 15         Target 15         Target 24
                                                                        Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                                        Quarter 2004      Quarter 2004      Quarter 2004
                                                                        Series            Series            Series
                                                                        ____________      ____________      ____________
Initial Number of Units (1)                                                 14,939            15,012            15,000
Fractional Undivided Interest in the Trust per Unit (1)                   1/14,939          1/15,012          1/15,000
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)       $    9.900        $    9.900         $   9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
      sales charge and creation and development fee) (3)                $     .295         $    .295         $    .295
   Less Deferred Sales Charge per Unit                                  $    (.145)        $   (.145)        $   (.145)
   Less Creation and Development Fee per Unit                           $    (.050)        $   (.050)        $   (.050)
Public Offering Price per Unit (4)                                      $   10.000         $  10.000         $  10.000
Sponsor's Initial Repurchase Price per Unit (5)                         $    9.755         $   9.755         $   9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                $    9.755         $   9.755         $   9.755
Estimated Net Annual Distribution per Unit (6)                          $    .4093         $     N.A.        $     N.A.
Cash CUSIP Number                                                       30268C 404         30268C 446        30268C 487
Reinvestment CUSIP Number                                               30268C 412         30268C 453        30268C 495
Fee Accounts Cash CUSIP Number                                          30268C 420         30268C 461        30268C 503
Fee Accounts Reinvestment CUSIP Number                                  30268C 438         30268C 479        30268C 511
Security Code                                                                64155              64159             64163
Ticker Symbol                                                               FGQJYX             FNQJYX            FSPQJX

First Settlement Date                                 July 6, 2004
Rollover Notification Date                            September 1, 2005
Special Redemption and Liquidation Period             September 15, 2005 to September 30, 2005
Mandatory Termination Date (7)                        September 30, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2004.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2004.

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                                                            Target VIP
                                                                        Target Small-Cap  Target VIP        Aggressive Equity
                                                                        Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                                        Quarter 2004      Quarter 2004      Quarter 2004
                                                                        Series            Series            Series
                                                                        ____________      ____________      ___________

Initial Number of Units (1)                                                  15,014            39,982            39,993
Fractional Undivided Interest in the Trust per Unit (1)                    1/15,014          1/39,982          1/39,993
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)        $    9.900        $    9.900        $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
      sales charge and creation and development fee) (3)                 $     .295        $     .295        $     .295
   Less Deferred Sales Charge per Unit                                   $    (.145)       $    (.145)       $    (.145)
   Less Creation and Development Fee per Unit                            $    (.050)       $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                       $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $    9.755        $    9.755        $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                 $    9.755        $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                           $     N.A.        $     N.A.        $     N.A.
Cash CUSIP Number                                                        30268C 529        30268C 560        30268C 602
Reinvestment CUSIP Number                                                30268C 537        30268C 578        30268C 610
Fee Accounts Cash CUSIP Number                                           30268C 545        30268C 586        30268C 628
Fee Accounts Reinvestment CUSIP Number                                   30268C 552        30268C 594        30268C 636
Security Code                                                                 64167             64171             64175
Ticker Symbol                                                                FSCQJX            FVPQJX            FVAQJX

First Settlement Date                                 July 6, 2004
Rollover Notification Date                            September 1, 2005
Special Redemption and Liquidation Period             September 15, 2005 to September 30, 2005
Mandatory Termination Date (7)                        September 30, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2004.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2004.

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 857


 At the Opening of Business on the Initial Date of Deposit-June 30, 2004


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                                          Target VIP
                                                                                          Conservative      Value Line (R)
                                                                                          Equity            Target 25
                                                                                          Portfolio, 3rd    Portfolio, 3rd
                                                                                          Quarter 2004      Quarter 2004
                                                                                          Series            Series
                                                                                          ____________      ____________
Initial Number of Units (1)                                                                   40,006             15,001
Fractional Undivided Interest in the Trust per Unit (1)                                     1/40,006           1/15,001
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                          $   9.900         $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit (2.980% of the net
      amount invested, exclusive of the deferred sales charge and creation and
      development fee) (3)                                                                 $    .295         $     .295
   Less Deferred Sales Charge per Unit                                                     $   (.145)        $    (.145)
   Less Creation and Development Fee per Unit                                              $   (.050)        $    (.050)
Public Offering Price per Unit (4)                                                         $  10.000         $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                            $   9.755         $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities less the deferred sales charge) (5)  $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                                             $     N.A.        $      N.A.
Cash CUSIP Number                                                                          30268C 644        30268C 685
Reinvestment CUSIP Number                                                                  30268C 651        30268C 693
Fee Accounts Cash CUSIP Number                                                             30268C 669        30268C 701
Fee Accounts Reinvestment CUSIP Number                                                     30268C 677        30268C 719
Security Code                                                                                   64179             64183
Ticker Symbol                                                                                  FVCQJX            FVLQJX

First Settlement Date                                 July 6, 2004
Rollover Notification Date                            September 1, 2005
Special Redemption and Liquidation Period             September 15, 2005 to September 30, 2005
Mandatory Termination Date (7)                        September 30, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2004.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2004.

____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on July 1, 2004, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, and foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for The Nasdaq (R) Target 15 Portfolio, The S&P Target 24 Portfolio, the Target Small-Cap Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio or the Value Line (R) Target 25 Portfolio. At the rollover date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. The Trustee will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                         The Dow(sm)                 The Dow(sm)              The Dow(sm) Target
                                                     DART 10 Portfolio          Target 5 Portfolio            Dividend Portfolio
                                                   3rd Quarter 2004 Series     3rd Quarter 2004 Series     3rd Quarter 2004 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .127%(f)     $.0127         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
Total                                              .187%        $.0187         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                         Global                The Nasdaq(R) Target 15       The S&P Target 24
                                                     Target 15 Portfolio             Portfolio                  Portfolio
                                                   3rd Quarter 2004 Series     3rd Quarter 2004 Series     3rd Quarter 2004 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .196%(f)     $.0196         .147%(f)     $.0147         .157%(f)     $.0157
                                                   -----        ------         -----        ------         -----        ------
Total                                              .256%        $.0256         .207%        $.0207         .217%        $.0217
                                                   =====        ======         =====        ======         =====        ======

                                                                                                                Target VIP
                                                     Target Small-Cap               Target                  Aggressive Equity
                                                        Portfolio                 VIP Portfolio                  Portfolio
                                                   3rd Quarter 2004 Series     3rd Quarter 2004 Series     3rd Quarter 2004 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .107%(f)     $.0107         .312%(f)     $.0312         .281%(f)     $.0281
                                                   -----        ------         -----        ------         -----        ------
Total                                              .167%        $.0167         .372%        $.0372         .341%        $.0341
                                                   =====        ======         =====        ======         =====        ======


                                                                                    Target VIP
                                                                                Conservative Equity             Value Line(R)
                                                                                     Portfolio                Target 25 Portfolio
                                                                               3rd Quarter 2004 Series     3rd Quarter 2004 Series
                                                                               -----------------------     -----------------------
                                                                                           Amount                      Amount
                                                                                           per Unit                    per Unit
                                                                                           --------                    --------
UNIT HOLDER SALES FEES (AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                                                           1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                                                          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                                                   0.50%(c)     $.050          0.50%(c)     $.050
                                                                               -----        ------         -----        ------
Maximum Sales Charge (including creation and development fee)                  2.95%        $.295          2.95%        $.295
                                                                               =====        ======         =====        ======

ORGANIZATION COSTS (AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                                                   .290%(d)     $.0290         .290%(d)     $.0290
                                                                               =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping, administrative and evaluation fees         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses                                     .261%(f)     $.0261         .207%(f)     $.0207
                                                                               -----        ------         -----        ------
Total                                                                          .321%        $.0321         .267%        $.0267
                                                                               =====        ======         =====        ======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled annually into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(sm) DART 10 Portfolio, 3rd Quarter 2004 Series                      $343       $842       $1,367     $2,804
The Dow(sm) Target 5Portfolio, 3rd Quarter 2004 Series                       343        842        1,367      2,804
The Dow(sm) Target Dividend  Portfolio, 3rd  Quarter 2004 Series             343        842        1,367      2,804
Global Target 15 Portfolio, 3rd Quarter 2004 Series                          350        863        1,402      2,872
The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2004 Series                  345        848        1,377      2,824
The S&P Target 24 Portfolio, 3rd Quarter 2004 Series                         346        851        1,382      2,834
Target Small-Cap Portfolio, 3rd Quarter 2004 Series                          341        836        1,358      2,784
Target VIP Portfolio, 3rd Quarter 2004 Series                                361        897        1,459      2,985
Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series              358        888        1,444      2,955
Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series            356        882        1,434      2,936
Value Line(R) Target 25 Portfolio, 3rd Quarter 2004 Series                   351        866        1,407      2,883

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2004.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 90 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 857


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 857, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 3rd Quarter 2004 Series; The Dow(sm) Target 5 Portfolio, 3rd Quarter 2004 Series; The Dow(sm) Target Dividend Portfolio, 3rd Quarter 2004 Series; Global Target 15 Portfolio, 3rd Quarter 2004 Series; The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2004 Series; The S&P Target 24 Portfolio, 3rd Quarter 2004 Series; Target Small-Cap Portfolio, 3rd Quarter 2004 Series; Target VIP Portfolio, 3rd Quarter 2004 Series; Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series; Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series and Value Line(R) Target 25 Portfolio, 3rd Quarter 2004 Series (collectively, the "Trusts"), as of the opening of business on June 30, 2004 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on June 30, 2004, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 857, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 3rd Quarter 2004 Series; The Dow(sm) Target 5 Portfolio, 3rd Quarter 2004 Series; The Dow(sm) Target Dividend Portfolio, 3rd Quarter 2004 Series; Global Target 15 Portfolio, 3rd Quarter 2004 Series; The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2004 Series; The S&P Target 24 Portfolio, 3rd Quarter 2004 Series; Target Small-Cap Portfolio, 3rd Quarter 2004 Series; Target VIP Portfolio, 3rd Quarter 2004 Series; Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series; Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series and Value Line(R) Target 25 Portfolio, 3rd Quarter 2004 Series at the opening of business on June 30, 2004 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
June 30, 2004

                            Statements of Net Assets

                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                                                          The Dow(sm)
                                                                    The Dow(sm)        The Dow(sm)        Target Dividend
                                                                    DART 10 Portfolio  Target 5 Portfolio Portfolio
                                                                    3rd Quarter        3rd Quarter        3rd Quarter
                                                                    2004 Series        2004 Series        2004 Series
                                                                    _____________      _____________      _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)  $148,512           $148,528           $148,538
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (435)              (435)              (435)
Less liability for deferred sales charge (4)                          (2,175)            (2,175)            (2,176)
Less liability for creation and development fee (5)                     (750)              (750)              (750)
                                                                    ________           _________          _________
Net assets                                                          $145,152           $145,168           $145,177
                                                                    ========           =========          =========
Units outstanding                                                     15,001             15,003             15,004
Net asset value per Unit (6)                                        $  9.676           $  9.676            $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                               $150,012           $150,029           $150,038
Less maximum transactional sales charge (7)                           (4,425)            (4,426)            (4,426)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (435)              (435)              (435)
                                                                    ________           _________          ________
Net assets                                                          $145,152           $145,168           $145,177
                                                                    ========           =========          ========

__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                                        The Nasdaq (R)
                                                                    Global Target 15    Target 15           The S&P Target 24
                                                                    Portfolio           Portfolio           Portfolio
                                                                    3rd Quarter         3rd Quarter         3rd Quarter
                                                                    2004 Series         2004 Series         2004 Series
                                                                    _____________       _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)  $147,899            $148,618            $148,499
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (433)               (435)               (435)
Less liability for deferred sales charge (4)                          (2,166)             (2,177)             (2,175)
Less liability for creation and development fee (5)                     (747)               (751)               (750)
                                                                     ________            ________           ________
Net assets                                                           $144,553            $145,255           $145,139
                                                                     ========            ========           ========
Units outstanding                                                      14,939              15,012             15,000
Net asset value per Unit (6)                                         $  9.676            $  9.676           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $149,393            $150,119           $149,999
Less maximum transactional sales charge (7)                            (4,407)             (4,429)            (4,425)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (433)               (435)              (435)
                                                                     ________            ________           ________
Net assets                                                           $144,553            $145,255           $145,139
                                                                     ========            ========           ========

__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                       Target Small-Cap    Target VIP          Target VIP
                                                                       Portfolio           Portfolio           Aggressive Equity
                                                                       3rd Quarter         3rd Quarter         Portfolio, 3rd
                                                                       2004 Series         2004 Series         Quarter 2004 Series
                                                                       _____________       _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)     $148,636            $395,823            $395,933
Less liability for reimbursement to Sponsor
   for organization costs (3)                                             (435)             (1,159)              (1,160)
Less liability for deferred sales charge (4)                            (2,177)             (5,797)              (5,799)
Less liability for creation and development fee (5)                       (751)             (1,999)              (2,000)
                                                                       ________            ________            ________
Net assets                                                             $145,273            $386,868            $386,974
                                                                       ========            ========            ========
Units outstanding                                                        15,014              39,982              39,993
Net asset value per Unit (6)                                           $  9.676            $  9.676            $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                  $150,137            $399,821            $399,932
Less maximum transactional sales charge (7)                              (4,429)             (11,794)           (11,798)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                              (435)             (1,159)             (1,160)
                                                                       ________            ________            ________
Net assets                                                             $145,273            $386,868            $386,974
                                                                       ========            ========            ========

__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                 FT 857


 At the Opening of Business on the Initial Date of Deposit-June 30, 2004


                                                                                      Target VIP          Value Line (R)
                                                                                      Conservative Equity Target 25
                                                                                      Portfolio, 3rd      Portfolio, 3rd
                                                                                      Quarter 2004 Series Quarter 2004 Series
                                                                                      _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $396,061            $148,506
Less liability for reimbursement to Sponsor for organization costs (3)                  (1,160)               (435)
Less liability for deferred sales charge (4)                                            (5,801)             (2,175)
Less liability for creation and development fee (5)                                     (2,000)               (750)
                                                                                      _________           ________
Net assets                                                                            $387,100            $145,146
                                                                                      =========           ========
Units outstanding                                                                       40,006              15,001
Net asset value per Unit (6)                                                          $  9.676            $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $400,062            $150,006
Less maximum transactional sales charge (7)                                            (11,802)            (4,425)
Less estimated reimbursement to Sponsor for organization costs (3)                      (1,160)               (435)
                                                                                      ________            ________
Net assets                                                                            $387,100            $145,146
                                                                                      ========            ========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed, under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit for $3,100,000 issued by JPMorgan Chase Bank, as servicer to the Trustee ($1,600,000 of which will be allocated among each of The Dow(sm) DART 10 Portfolio, 3rd Quarter 2004 Series; The Dow(sm) Target 5 Portfolio, 3rd Quarter 2004 Series; The Dow(sm) Target Dividend Portfolio, 3rd Quarter 2004 Series; Global
Target 15 Portfolio, 3rd Quarter 2004 Series; The Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2004 Series; The S&P Target 24 Portfolio, 3rdQuarter 2004 Series; Target Small-Cap Portfolio, 3rd Quarter 2004 Series; and the Value Line(R) Target 25 Portfolio, 3rd Quarter 2004 Series; and $1,500,000 of which will be allocated among each of the Target VIP Portfolio, 3rd Quarter 2004 Series; the Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series and the Target VIP
Conservative Equity Portfolio, 3rd Quarter 2004 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on October 20, 2004 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2004. If Unit holders redeem Units before December 20, 2004 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 3rd Quarter
                               2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(6)(7)                          Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         _________     ________    _____________  ___________
296        MO        Altria Group, Inc.                                      10%         $50.22      $ 14,865       5.42%
333        XOM       Exxon Mobil Corporation                                 10%          44.57        14,842       2.42%
317        GM        General Motors Corporation                              10%          46.82        14,842       4.27%
422        HD        The Home Depot, Inc.                                    10%          35.17        14,842       0.97%
388        JPM       J.P. Morgan Chase & Co. (4)                             10%          38.29        14,857       3.55%
314        MRK       Merck & Co., Inc.                                       10%          47.35        14,868       3.13%
432        PFE       Pfizer Inc.                                             10%          34.34        14,835       1.98%
612        SBC       SBC Communications Inc.                                 10%          24.26        14,847       5.15%
412        VZ        Verizon Communications Inc.                             10%          36.04        14,848       4.27%
286        WMT       Wal-Mart Stores, Inc.                                   10%          51.98        14,866       1.00%
                                                                           ______                    ________
                          Total Investments                                 100%                     $148,512
                                                                           ======                    ========

___________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

         The Dow(sm) Target 5 Portfolio, 3RD Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                          Percentage
Number                                                                    of Aggregate   Market     Cost of        Current
of         Ticker Symbol and                                              Offering       Value per  Securities to  Dividend
Shares     Name of Issuer of Securities (1)(6)(7)                         Price          Share      the Trust (2)  Yield (3)
______     _______________________________                                _________      _______    _________      _________
  673      DD       E.I. du Pont de Nemours and Company                    20%           $44.15     $ 29,713       3.17%
  919      GE       General Electric Company                               20%            32.33       29,711       2.47%
  776      JPM      J.P. Morgan Chase & Co. (4)                            20%            38.29       29,713       3.55%
1,224      SBC      SBC Communications Inc.                                20%            24.26       29,694       5.15%
  824      VZ       Verizon Communications Inc.                            20%            36.04       29,697       4.27%
                                                                          _____                     ________
                         Total Investments                                100%                      $148,528
                                                                          =====                     ========

___________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

     The Dow(sm) Target Dividend Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(6)(7)                          Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         _________     ________    __________     ______
287        BLS       BellSouth Corporation                                   5%          $25.85      $  7,419       4.18%
240        CBCF      Citizens Banking Corporation                            5%           30.99         7,438       3.68%
408        CNB       The Colonial BancGroup, Inc.                            5%           18.20         7,426       3.19%
137        CMA       Comerica Incorporated                                   5%           54.09         7,410       3.85%
185        DTE       DTE Energy Company                                      5%           40.17         7,431       5.13%
390        DQE       Duquesne Light Holdings Inc.                            5%           19.04         7,426       5.25%
310        EAS       Energy East Corporation                                 5%           23.92         7,415       4.35%
159        GM        General Motors Corporation                              5%           46.82         7,444       4.27%
194        JPM       J.P. Morgan Chase & Co. (4)                             5%           38.29         7,428       3.55%
251        KEY       KeyCorp                                                 5%           29.57         7,422       4.19%
159        LNC       Lincoln National Corporation                            5%           46.73         7,430       3.00%
201        MRO       Marathon Oil Corporation                                5%           37.00         7,437       2.70%
256        MWV       MeadWestvaco Corporation                                5%           29.00         7,424       3.17%
214        NCC       National City Corporation                               5%           34.70         7,426       3.69%
363        NI        NiSource Inc.                                           5%           20.47         7,431       4.49%
155        OXY       Occidental Petroleum Corporation                        5%           47.90         7,424       2.30%
185        PNW       Pinnacle West Capital Corporation                       5%           40.08         7,415       4.49%
163        PPL       PPL Corporation                                         5%           45.63         7,438       3.59%
175        UTR       Unitrin, Inc.                                           5%           42.40         7,420       3.92%
146        UVV       Universal Corporation                                   5%           50.92         7,434       3.06%
                                                                           ______                    ________
                          Total Investments                                100%                      $148,538
                                                                           ======                    ========

___________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

           Global Target 15 Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities  Current
of        Ticker Symbol and                                                   Offering       Value per  to the      Dividend
Shares    Name of Issuer of Securities (1)(6)(7)                              Price          Share      Trust (2)   Yield (3)
______    _______________________________                                     ___________    ________   ________    ________
          DJIA COMPANIES: (33.48%):
          _____________________________
  224     DD         E.I. du Pont de Nemours and Company                        6.69%        $44.150    $  9,890    3.17%
  306     GE         General Electric Company                                   6.69%         32.330       9,893    2.47%
  259     JPM        J.P. Morgan Chase & Co. (4)                                6.71%         38.290       9,917    3.55%
  408     SBC        SBC Communications Inc.                                    6.69%         24.260       9,898    5.15%
  275     VZ         Verizon Communications Inc.                                6.70%         36.040       9,911    4.27%

          FT INDEX COMPANIES:(33.45%):
          __________________________
2,508     BA/ LN     BAE SYSTEMS Plc                                            6.69%          3.947       9,899    4.68%
2,782     BT/A LN    BT Group Plc                                               6.69%          3.558       9,899    4.80%
2,203     GKN LN     GKN Plc                                                    6.69%          4.493       9,898    5.19%
2,549     PO/ LN     The Peninsular and Oriental Steam Navigation Company       6.69%          3.884       9,899    6.98%
6,480     RSA LN     Royal & Sun Alliance Insurance Group Plc                   6.69%          1.528       9,900    5.94%

           HANG SENG INDEX COMPANIES:(33.07%):
          ________________________________
6,000     2388 HK    BOC Hong Kong (Holdings) Limited                           6.81%          1.679      10,076    3.93%
4,000     1038 HK    Cheung Kong Infrastructure Holdings Limited                6.45%          2.385       9,538    3.84%
4,000     267 HK     CITIC Pacific Limited                                      6.42%          2.372       9,487    5.41%
8,000     101 HK     Hang Lung Properties Limited                               6.90%          1.276      10,205    4.02%
4,000     551 HK     Yue Yuen Industrial (Holdings) Limited                     6.49%          2.397       9,589    3.80%
                                                                              _____                     ________
                             Total Investments                                100.00%                   $147,899
                                                                              =====                     ========

_____________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

       The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                                    Percentage      Market       Cost of
Number      Ticker Symbol and                                                       of Aggregate    Value per    Securities to
of Shares   Name of Issuer of Securities (1)(6)(7)                                  Offering Price  Share        the Trust (2)
______      ____________________________________                                    ____________     _________   _____________
198         ADBE       Adobe Systems Incorporated                                     6.06%          $ 45.50     $  9,009
151         APOL       Apollo Group, Inc. (Class A)                                   8.84%            86.99       13,136
213         BMET       Biomet, Inc.                                                   6.30%            43.99        9,370
 90         CECO       Career Education Corporation                                   2.69%            44.45        4,001
201         CHKP       Check Point Software Technologies Ltd. (5)                     3.65%            26.99        5,425
251         ERTS       Electronic Arts Inc.                                           9.12%            54.00       13,554
 64         FAST       Fastenal Company                                               2.41%            55.80        3,571
 85         LNCR       Lincare Holdings Inc.                                          1.88%            32.88        2,795
127         PETM       PETsMART, Inc.                                                 2.73%            31.98        4,061
519         QCOM       QUALCOMM Inc.                                                 24.96%            71.48       37,098
129         ROST       Ross Stores, Inc.                                              2.36%            27.14        3,501
427         SPLS       Staples, Inc.                                                  8.44%            29.37       12,541
334         SBUX       Starbucks Corporation                                          9.71%            43.21       14,432
260         SYMC       Symantec Corporation                                           7.59%            43.40       11,284
 51         WFMI       Whole Foods Market, Inc.                                       3.26%            94.90        4,840
                                                                                    _______                      ________
                            Total Investments                                       100.00%                      $148,618
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

          The S&P Target 24 Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
 18         AT       ALLTEL Corporation                                             0.62%         $ 50.85     $    915
 88         ASD      American Standard Companies Inc.                               2.35%           39.76        3,499
 73         APA      Apache Corporation                                             2.11%           42.89        3,131
 14         ADSK     Autodesk, Inc.                                                 0.40%           42.14          590
232         AVP      Avon Products, Inc.                                            7.11%           45.49       10,554
108         BLS      BellSouth Corporation                                          1.88%           25.85        2,792
115         BMET     Biomet, Inc.                                                   3.41%           43.99        5,059
 32         BF/B     Brown-Forman Corporation                                       1.05%           48.58        1,554
 89         BR       Burlington Resources Inc.                                      2.13%           35.58        3,167
195         CAH      Cardinal Health, Inc.                                          9.13%           69.50       13,552
830         CSCO     Cisco Systems, Inc.                                           13.25%           23.71       19,679
105         CLX      The Clorox Company                                             3.80%           53.79        5,648
120         HDI      Harley-Davidson, Inc.                                          4.95%           61.27        7,352
126         ITW      Illinois Tool Works Inc.                                       8.11%           95.60       12,046
113         RX       IMS Health Incorporated                                        1.75%           23.02        2,601
198         LTD      Limited Brands                                                 2.49%           18.66        3,695
931         KRB      MBNA Corporation                                              16.15%           25.77       23,992
 63         NXTL     Nextel Communications, Inc. (Class A)                          1.14%           26.85        1,691
 87         OXY      Occidental Petroleum Corporation                               2.81%           47.90        4,167
135         PLD      ProLogis                                                       2.95%           32.45        4,381
 97         QCOM     QUALCOMM Inc.                                                  4.67%           71.48        6,934
215         TJX      The TJX Companies, Inc.                                        3.47%           23.99        5,158
 80         TMK      Torchmark Corporation                                          2.89%           53.59        4,287
 36         GWW      W.W. Grainger, Inc.                                            1.38%           57.08        2,055
                                                                                  ________                    ________
                          Total Investments                                       100.00%                     $148,499
                                                                                  ========                    ========

______________________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

           Target Small-Cap Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


Number                                                                            Percentage      Market        Cost of
of          Ticker Symbol and                                                     of Aggregate    Value per     Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                Offering Price  Share         the Trust (2)
______      _______________________________________                               ____________    ________      ____________
122         ATU      Actuant Corporation (Class A)                                  3.19%         $ 38.87       $  4,742
 41         CRMT     America's Car-Mart, Inc.                                       0.81%           29.26          1,200
212         BEBE     bebe stores, inc.                                              2.84%           19.94          4,227
 78         BDY      Bradley Pharmaceuticals, Inc.                                  1.42%           27.05          2,110
 69         BFAM     Bright Horizons Family Solutions, Inc.                         2.54%           54.61          3,768
118         CLZR     Candela Corporation                                            0.76%            9.60          1,133
144         PWN      Cash America International, Inc.                               2.23%           23.04          3,318
167         DRIV     Digital River, Inc.                                            3.73%           33.24          5,551
110         ESL      Esterline Technologies Corporation                             2.17%           29.27          3,220
125         GWR      Genesee & Wyoming Inc. (Class A)                               1.98%           23.51          2,939
 71         GLYT     The Genlyte Group Incorporated                                 2.95%           61.75          4,384
102         HOLX     Hologic, Inc.                                                  1.59%           23.23          2,369
253         NSIT     Insight Enterprises, Inc.                                      2.95%           17.35          4,390
 88         IMGC     Intermagnetics General Corporation                             1.97%           33.33          2,933
197         IRGI     Inveresk Research Group, Inc.                                  4.11%           31.02          6,111
134         JAKK     JAKKS Pacific, Inc.                                            1.88%           20.80          2,787
 42         JBSS     John B. Sanfilippo & Son, Inc.                                 0.74%           26.15          1,098
168         JLL      Jones Lang LaSalle Incorporated                                3.07%           27.20          4,570
613         NITE     Knight Trading Group, Inc.                                     4.10%            9.93          6,087
107         MTLG     Metrologic Instruments, Inc.                                   1.38%           19.11          2,045
 75         MINI     Mobile Mini, Inc.                                              1.40%           27.83          2,087
178         MODI     Modine Manufacturing Company                                   3.79%           31.62          5,628
174         NLS      The Nautilus Group, Inc.                                       2.27%           19.38          3,372
231         NCI      Navigant Consulting, Inc.                                      3.31%           21.30          4,920
207         PXR      Paxar Corporation                                              2.68%           19.21          3,976
 96         PVA      Penn Virginia Corporation                                      2.32%           35.98          3,454
 32         QSII     Quality Systems, Inc.                                          1.06%           49.40          1,581
 87         NX       Quanex Corporation                                             2.87%           48.95          4,259
125         RECN     Resources Connection, Inc.                                     3.34%           39.71          4,964
192         SCSS     Select Comfort Corporation                                     3.63%           28.14          5,403
147         SIGI     Selective Insurance Group, Inc.                                3.88%           39.22          5,765
 46         SINT     SI International Inc.                                          0.64%           20.81            957
 99         STGS     Stage Stores, Inc.                                             2.49%           37.40          3,703
105         SRZ      Sunrise Senior Living, Inc.                                    2.75%           38.94          4,089
146         USPI     United Surgical Partners International, Inc.                   3.89%           39.60          5,782
281         UHCO     Universal American Financial Corp.                             2.07%           10.93          3,071
139         VSAT     ViaSat, Inc.                                                   2.20%           23.48          3,264
114         WMAR     West Marine, Inc.                                              2.10%           27.39          3,122
105         WTFC     Wintrust Financial Corporation                                 3.57%           50.50          5,303
102         ZNT      Zenith National Insurance Corp.                                3.33%           48.57          4,954
                                                                                  _______                       ________
                             Total Investments                                    100.00%                       $148,636
                                                                                  =======                       ========

___________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

              Target VIP Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                   Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ____________
          The Dow(sm) DART 5 Strategy Stocks (16.68%):
          ____________________________________________
296       XOM           Exxon Mobil Corporation                                      3.33%          $ 44.57    $ 13,193
282       GM            General Motors Corporation                                   3.34%            46.82      13,203
375       HD            The Home Depot, Inc.                                         3.33%            35.17      13,189
345       JPM           J.P. Morgan Chase & Co. (4)                                  3.34%            38.29      13,210
254       WMT           Wal-Mart Stores, Inc.                                        3.34%            51.98      13,203

          European Target 20 Strategy Stocks (16.60%):
          ________________________________________
358       ANL LN        Abbey National Plc                                           0.83%             9.23       3,304
151       AABA NA       ABN AMRO Holding N.V.                                        0.83%            21.80       3,291
317       AV/ LN        Aviva Plc                                                    0.83%            10.42       3,304
383       BARC LN       Barclays Plc                                                 0.83%             8.61       3,296
210       BATS LN       British American Tobacco Plc                                 0.83%            15.68       3,294
927       BT/A LN       BT Group Plc                                                 0.83%             3.56       3,298
140       DANSKE DC     Danske Bank A/S                                              0.83%            23.56       3,298
 10       ELEB BB       Electrabel S.A.                                              0.81%            319.16      3,192
171       ELE SM        Endesa, S.A.                                                 0.83%            19.29       3,299
412       ENEL IM       Enel SpA                                                     0.83%             8.01       3,300
164       ENI IM        Eni SpA                                                      0.83%            20.07       3,291
151       FORA NA       Fortis                                                       0.84%            21.90       3,306
265       HBOS LN       HBOS Plc                                                     0.84%            12.48       3,306
139       INGA NA       ING Groep N.V.                                               0.83%            23.66       3,289
421       LLOY LN       Lloyds TSB Group Plc                                         0.83%             7.84       3,300
429       NGT LN        National Grid Transco Plc                                    0.83%             7.69       3,299
456       SPW LN        Scottish Power Plc                                           0.83%             7.23       3,298
443       SHEL LN       Shell Transport & Trading Company Plc                        0.83%             7.45       3,300
583       TIM IM        Telecom Italia Mobile SpA (T.I.M.)                           0.83%             5.66       3,299
666       UC IM         UniCredito Italiano SpA                                      0.83%             4.96       3,301

          The Nasdaq(R) Target 15 Strategy Stocks (16.68%):
          __________________________________________
 88       ADBE          Adobe Systems Incorporated                                   1.01%            45.50       4,004
 67       APOL          Apollo Group, Inc. (Class A)                                 1.47%            86.99       5,828
 94       BMET          Biomet, Inc.                                                 1.04%            43.99       4,135
 40       CECO          Career Education Corporation                                 0.45%            44.45       1,778
 89       CHKP          Check Point Software Technologies Ltd. (5)                   0.61%            26.99       2,402
112       ERTS          Electronic Arts Inc.                                         1.53%            54.00       6,048
 28       FAST          Fastenal Company                                             0.39%            55.80       1,562
 38       LNCR          Lincare Holdings Inc.                                        0.32%            32.88       1,249
 56       PETM          PETsMART, Inc.                                               0.45%            31.98       1,791
231       QCOM          QUALCOMM Inc.                                                4.17%            71.48      16,512
 57       ROST          Ross Stores, Inc.                                            0.39%            27.14       1,547
190       SPLS          Staples, Inc.                                                1.41%            29.37       5,580
148       SBUX          Starbucks Corporation                                        1.62%            43.21       6,395
116       SYMC          Symantec Corporation                                         1.27%            43.40       5,034
 23       WFMI          Whole Foods Market, Inc.                                     0.55%            94.90       2,183

                        Schedule of Investments (cont'd.)

              Target VIP Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and Name of                                              of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                 Offering Price   per Share  the Trust (2)
______    _______________________________                                        ____________     _________   ____________
          The S&P Target 24 Strategy Stocks (16.69%):
          _______________________________________
  8       AT          ALLTEL Corporation                                           0.10%          $ 50.85     $   407
 39       ASD         American Standard Companies Inc.                             0.39%            39.76       1,551
 32       APA         Apache Corporation                                           0.35%            42.89       1,372
  6       ADSK        Autodesk, Inc.                                               0.07%            42.14         253
103       AVP         Avon Products, Inc.                                          1.18%            45.49       4,685
 48       BLS         BellSouth Corporation                                        0.31%            25.85       1,241
 51       BMET        Biomet, Inc.                                                 0.57%            43.99       2,243
 14       BF/B        Brown-Forman Corporation                                     0.17%            48.58         680
 39       BR          Burlington Resources Inc.                                    0.35%            35.58       1,388
 87       CAH         Cardinal Health, Inc.                                        1.53%            69.50       6,046
369       CSCO        Cisco Systems, Inc.                                          2.21%            23.71       8,749
 47       CLX         The Clorox Company                                           0.64%            53.79       2,528
 54       HDI         Harley-Davidson, Inc.                                        0.84%            61.27       3,309
 56       ITW         Illinois Tool Works Inc.                                     1.35%            95.60       5,354
 50       RX          IMS Health Incorporated                                      0.29%            23.02       1,151
 88       LTD         Limited Brands                                               0.41%            18.66       1,642
414       KRB         MBNA Corporation                                             2.70%            25.77      10,669
 28       NXTL        Nextel Communications, Inc. (Class A)                        0.19%            26.85         752
 39       OXY         Occidental Petroleum Corporation                             0.47%            47.90       1,868
 60       PLD         ProLogis                                                     0.49%            32.45       1,947
 43       QCOM        QUALCOMM Inc.                                                0.78%            71.48       3,074
 96       TJX         The TJX Companies, Inc.                                      0.58%            23.99       2,303
 36       TMK         Torchmark Corporation                                        0.49%            53.59       1,929
 16       GWW         W.W. Grainger, Inc.                                          0.23%            57.08         913

          Target Small-Cap Strategy Stocks (16.69%):
          ______________________________________
 54       ATU         Actuant Corporation (Class A)                                0.53%            38.87       2,099
 18       CRMT        America's Car-Mart, Inc.                                     0.13%            29.26         527
 94       BEBE        bebe stores, inc.                                            0.47%            19.94       1,874
 35       BDY         Bradley Pharmaceuticals, Inc.                                0.24%            27.05         947
 30       BFAM        Bright Horizons Family Solutions, Inc.                       0.42%            54.61       1,638
 52       CLZR        Candela Corporation                                          0.13%             9.60         499
 64       PWN         Cash America International, Inc.                             0.37%            23.04       1,475
 74       DRIV        Digital River, Inc.                                          0.62%            33.24       2,460
 49       ESL         Esterline Technologies Corporation                           0.36%            29.27       1,434
 55       GWR         Genesee & Wyoming Inc. (Class A)                             0.33%            23.51       1,293
 31       GLYT        The Genlyte Group Incorporated                               0.48%            61.75       1,914
 45       HOLX        Hologic, Inc.                                                0.27%            23.23       1,045
112       NSIT        Insight Enterprises, Inc.                                    0.49%            17.35       1,943
 39       IMGC        Intermagnetics General Corporation                           0.33%            33.33       1,300
 88       IRGI        Inveresk Research Group, Inc.                                0.69%            31.02       2,730
 60       JAKK        JAKKS Pacific, Inc.                                          0.32%            20.80       1,248
 19       JBSS        John B. Sanfilippo & Son, Inc.                               0.13%            26.15         497
 74       JLL         Jones Lang LaSalle Incorporated                              0.51%            27.20       2,013
272       NITE        Knight Trading Group, Inc.                                   0.68%             9.93       2,701
 48       MTLG        Metrologic Instruments, Inc.                                 0.23%            19.11         917
 33       MINI        Mobile Mini, Inc.                                            0.23%            27.83         918

                        Schedule of Investments (cont'd.)

              Target VIP Portfolio, 3rd Quarter 2004 Series
                                 FT 857


 At the Opening of Business on the Initial Date of Deposit-June 30, 2004


Number                                                                           Percentage         Market    Cost of
of        Ticker Symbol and Name of                                              of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                 Offering Price   per Share   the Trust (2)
______    _______________________________                                        ____________     _________   ____________
          Target Small-Cap Strategy Stocks (cont'd.)
          ____________________________________
 79       MODI        Modine Manufacturing Company                                 0.63%          $ 31.62     $  2,498
 77       NLS         The Nautilus Group, Inc.                                     0.38%            19.38        1,492
103       NCI         Navigant Consulting, Inc.                                    0.56%            21.30        2,194
 92       PXR         Paxar Corporation                                            0.45%            19.21        1,767
 43       PVA         Penn Virginia Corporation                                    0.39%            35.98        1,547
 14       QSII        Quality Systems, Inc.                                        0.17%            49.40          692
 39       NX          Quanex Corporation                                           0.48%            48.95        1,909
 55       RECN        Resources Connection, Inc.                                   0.55%            39.71        2,184
 85       SCSS        Select Comfort Corporation                                   0.61%            28.14        2,392
 65       SIGI        Selective Insurance Group, Inc.                              0.65%            39.22        2,549
 20       SINT        SI International Inc.                                        0.11%            20.81          416
 44       STGS        Stage Stores, Inc.                                           0.42%            37.40        1,646
 47       SRZ         Sunrise Senior Living, Inc.                                  0.46%            38.94        1,830
 65       USPI        United Surgical Partners International, Inc.                 0.65%            39.60        2,574
125       UHCO        Universal American Financial Corp.                           0.35%            10.93        1,366
 62       VSAT        ViaSat, Inc.                                                 0.37%            23.48        1,456
 51       WMAR        West Marine, Inc.                                            0.35%            27.39        1,397
 47       WTFC        Wintrust Financial Corporation                               0.60%            50.50        2,374
 45       ZNT         Zenith National Insurance Corp.                              0.55%            48.57        2,186

          Value Line(R) Target 25 Strategy Stocks (16.66%):
          __________________________________________
 69       AEOS        American Eagle Outfitters, Inc.                              0.50%            28.95        1,998
105       ADSK        Autodesk, Inc.                                               1.12%            42.14        4,425
 98       BCR         C.R. Bard, Inc.                                              1.40%            56.43        5,530
108       CHRS        Charming Shoppes, Inc.                                       0.24%             8.86          957
 23       CHTT        Chattem, Inc.                                                0.17%            28.72          661
180       COH         Coach, Inc.                                                  2.03%            44.69        8,044
 82       CPRT        Copart, Inc.                                                 0.55%            26.73        2,192
 59       CVD         Covance Inc.                                                 0.57%            38.30        2,260
 92       DVA         DaVita, Inc.                                                 0.70%            30.00        2,760
 49       ERES        eResearch Technology, Inc.                                   0.34%            27.37        1,341
 32       FLIR        FLIR Systems, Inc.                                           0.44%            54.31        1,738
 31       HDWR        Headwaters Incorporated                                      0.20%            26.00          806
 28       HELE        Helen of Troy Limited (5)                                    0.25%            35.78        1,002
 32       IDXX        IDEXX Laboratories, Inc.                                     0.51%            62.80        2,010
 77       JBHT        J.B. Hunt Transport Services, Inc.                           0.74%            37.95        2,922
 67       NUS         Nu Skin Enterprises, Inc. (Class A)                          0.42%            25.09        1,681
 66       POG         Patina Oil & Gas Corporation                                 0.50%            29.87        1,971
131       PAS         PepsiAmericas, Inc.                                          0.70%            21.12        2,767
142       PETM        PETsMART, Inc.                                               1.15%            31.98        4,541
 16       ROG         Rogers Corporation                                           0.28%            69.90        1,118
 34       SWN         Southwestern Energy Company                                  0.25%            28.40          966
 23       TTC         The Toro Company                                             0.40%            69.45        1,597
238       TSN         Tyson Foods, Inc. (Class A)                                  1.23%            20.42        4,860
 39       URBN        Urban Outfitters, Inc.                                       0.60%            60.55        2,361
 57       WFMI        Whole Foods Market, Inc.                                     1.37%            94.90        5,409
                                                                                 _______                      ________
                           Total Investments                                     100.00%                      $395,823
                                                                                 =======                      =========

___________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

     Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series
                                 FT 857


 At the Opening of Business on the Initial Date of Deposit-June 30, 2004


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                   Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ___________
          The Dow(sm) DART 10 Strategy Stocks (20.00%):
          _____________________________________________
  158     MO          Altria Group, Inc.                                             2.00%          $ 50.22     $  7,935
  178     XOM         Exxon Mobil Corporation                                        2.00%            44.57        7,933
  169     GM          General Motors Corporation                                     2.00%            46.82        7,913
  225     HD          The Home Depot, Inc.                                           2.00%            35.17        7,913
  207     JPM         J.P. Morgan Chase & Co. (4)                                    2.00%            38.29        7,926
  167     MRK         Merck & Co., Inc.                                              2.00%            47.35        7,907
  231     PFE         Pfizer Inc.                                                    2.00%            34.34        7,933
  326     SBC         SBC Communications Inc.                                        2.00%            24.26        7,909
  220     VZ          Verizon Communications Inc.                                    2.00%            36.04        7,929
  152     WMT         Wal-Mart Stores, Inc.                                          2.00%            51.98        7,901

          Global Target 15 Strategy Stocks (10.04%):
          ______________________________________
          DJIA COMPANIES:
   60     DD          E.I. du Pont de Nemours and Company                            0.67%            44.15        2,649
   82     GE          General Electric Company                                       0.67%            32.33        2,651
   69     JPM         J.P. Morgan Chase & Co. (4)                                    0.67%            38.29        2,642
  109     SBC         SBC Communications Inc.                                        0.67%            24.26        2,644
   73     VZ          Verizon Communications Inc.                                    0.66%            36.04        2,631
          FT INDEX COMPANIES:
  669     BA/ LN      BAE SYSTEMS Plc                                                0.67%             3.95        2,641
  742     BT/A LN     BT Group Plc                                                   0.67%             3.56        2,640
  588     GKN LN      GKN Plc                                                        0.67%             4.49        2,642
  680     PO/ LN      The Peninsular and Oriental Steam Navigation Company           0.67%             3.88        2,641
1,728     RSA LN      Royal & Sun Alliance Insurance Group Plc                       0.67%             1.53        2,640
          HANG SENG INDEX COMPANIES:
1,571     2388 HK     BOC Hong Kong (Holdings) Limited                               0.67%             1.68        2,639
1,107     1038 HK     Cheung Kong Infrastructure Holdings Limited                    0.67%             2.39        2,640
1,113     267 HK      CITIC Pacific Limited                                          0.67%             2.37        2,640
2,069     101 HK      Hang Lung Properties Limited                                   0.67%             1.28        2,640
1,101     551 HK      Yue Yuen Industrial (Holdings) Limited                         0.67%             2.40        2,640

          The Nasdaq(R) Target 15 Strategy Stocks (14.99%):
          __________________________________________
   79     ADBE        Adobe Systems Incorporated                                     0.91%            45.50        3,595
   60     APOL        Apollo Group, Inc. (Class A)                                   1.32%            86.99        5,219
   85     BMET        Biomet, Inc.                                                   0.94%            43.99        3,739
   36     CECO        Career Education Corporation                                   0.40%            44.45        1,600
   80     CHKP        Check Point Software Technologies Ltd. (5)                     0.54%            26.99        2,159
  100     ERTS        Electronic Arts Inc.                                           1.36%            54.00        5,400
   26     FAST        Fastenal Company                                               0.37%            55.80        1,451
   34     LNCR        Lincare Holdings Inc.                                          0.28%            32.88        1,118
   51     PETM        PETsMART, Inc.                                                 0.41%            31.98        1,631
  208     QCOM        QUALCOMM Inc.                                                  3.75%            71.48       14,868
   52     ROST        Ross Stores, Inc.                                              0.36%            27.14        1,411
  171     SPLS        Staples, Inc.                                                  1.27%            29.37        5,022
  134     SBUX        Starbucks Corporation                                          1.46%            43.21        5,790
  104     SYMC        Symantec Corporation                                           1.14%            43.40        4,514
   20     WFMI        Whole Foods Market, Inc.                                       0.48%            94.90        1,898

                        Schedule of Investments (cont'd.)

     Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series
                                 FT 857


 At the Opening of Business on the Initial Date of Deposit-June 30, 2004


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                    Offering Price   per Share   the Trust (2)
______    _________________________                                                 ____________     _________   ____________
          The S&P Target 24 Strategy Stocks (29.98%):
          _______________________________________
 15       AT          ALLTEL Corporation                                              0.19%          $50.85      $    763
 70       ASD         American Standard Companies Inc.                                0.70%           39.76         2,783
 58       APA         Apache Corporation                                              0.63%           42.89         2,488
 11       ADSK        Autodesk, Inc.                                                  0.12%           42.14           464
185       AVP         Avon Products, Inc.                                             2.12%           45.49         8,416
 86       BLS         BellSouth Corporation                                           0.56%           25.85         2,223
 92       BMET        Biomet, Inc.                                                    1.02%           43.99         4,047
 25       BF/B        Brown-Forman Corporation                                        0.31%           48.58         1,215
 71       BR          Burlington Resources Inc.                                       0.64%           35.58         2,526
156       CAH         Cardinal Health, Inc.                                           2.74%           69.50        10,842
664       CSCO        Cisco Systems, Inc.                                             3.98%           23.71        15,743
 84       CLX         The Clorox Company                                              1.14%           53.79         4,518
 96       HDI         Harley-Davidson, Inc.                                           1.49%           61.27         5,882
100       ITW         Illinois Tool Works Inc.                                        2.41%           95.60         9,560
 90       RX          IMS Health Incorporated                                         0.52%           23.02         2,072
158       LTD         Limited Brands                                                  0.74%           18.66         2,948
745       KRB         MBNA Corporation                                                4.85%           25.77        19,199
 51       NXTL        Nextel Communications, Inc. (Class A)                           0.35%           26.85         1,369
 70       OXY         Occidental Petroleum Corporation                                0.85%           47.90         3,353
108       PLD         ProLogis                                                        0.88%           32.45         3,505
 78       QCOM        QUALCOMM Inc.                                                   1.41%           71.48         5,575
172       TJX         The TJX Companies, Inc.                                         1.04%           23.99         4,126
 64       TMK         Torchmark Corporation                                           0.87%           53.59         3,430
 29       GWW         W.W. Grainger, Inc.                                             0.42%           57.08         1,655

          Value Line(R) Target 25 Strategy Stocks (24.99%):
          _______________________________________________
104       AEOS        American Eagle Outfitters, Inc.                                 0.76%           28.95         3,011
158       ADSK        Autodesk, Inc.                                                  1.68%           42.14         6,658
148       BCR         C.R. Bard, Inc.                                                 2.11%           56.43         8,352
163       CHRS        Charming Shoppes, Inc.                                          0.36%            8.86         1,444
 34       CHTT        Chattem, Inc.                                                   0.25%           28.72           976
270       COH         Coach, Inc.                                                     3.05%           44.69        12,066
123       CPRT        Copart, Inc.                                                    0.83%           26.73         3,288
 89       CVD         Covance Inc.                                                    0.86%           38.30         3,409
139       DVA         DaVita, Inc.                                                    1.05%           30.00         4,170
 73       ERES        eResearch Technology, Inc.                                      0.50%           27.37         1,998
 47       FLIR        FLIR Systems, Inc.                                              0.64%           54.31         2,553
 47       HDWR        Headwaters Incorporated                                         0.31%           26.00         1,222
 42       HELE        Helen of Troy Limited (5)                                       0.38%           35.78         1,503
 48       IDXX        IDEXX Laboratories, Inc.                                        0.76%           62.80         3,014
116       JBHT        J.B. Hunt Transport Services, Inc.                              1.11%           37.95         4,402
101       NUS         Nu Skin Enterprises, Inc. (Class A)                             0.64%           25.09         2,534
 98       POG         Patina Oil & Gas Corporation                                    0.74%           29.87         2,927
196       PAS         PepsiAmericas, Inc.                                             1.05%           21.12         4,140
214       PETM        PETsMART, Inc.                                                  1.73%           31.98         6,844
 24       ROG         Rogers Corporation                                              0.42%           69.90         1,678
 51       SWN         Southwestern Energy Company                                     0.37%           28.40         1,448
 35       TTC         The Toro Company                                                0.61%           69.45         2,431
357       TSN         Tyson Foods, Inc. (Class A)                                     1.84%           20.42         7,290
 59       URBN        Urban Outfitters, Inc.                                          0.90%           60.55         3,572
 85       WFMI        Whole Foods Market, Inc.                                        2.04%           94.90         8,067
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $395,933
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

    Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series
                                 FT 857


 At the Opening of Business on the Initial Date of Deposit-June 30, 2004


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                   Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ___________
          The Dow(sm) DART 10 Strategy Stocks (30.01%):
          ____________________________________________
  237     MO          Altria Group, Inc.                                             3.00%          $ 50.22     $ 11,902
  267     XOM         Exxon Mobil Corporation                                        3.00%            44.57       11,900
  254     GM          General Motors Corporation                                     3.00%            46.82       11,892
  338     HD          The Home Depot, Inc.                                           3.00%            35.17       11,888
  310     JPM         J.P. Morgan Chase & Co. (4)                                    3.00%            38.29       11,870
  251     MRK         Merck & Co., Inc.                                              3.00%            47.35       11,885
  346     PFE         Pfizer Inc.                                                    3.00%            34.34       11,882
  490     SBC         SBC Communications Inc.                                        3.00%            24.26       11,887
  330     VZ          Verizon Communications Inc.                                    3.00%            36.04       11,893
  229     WMT         Wal-Mart Stores, Inc.                                          3.01%            51.98       11,904

          Global Target 15 Strategy Stocks (10.04%):
          ______________________________________
          DJIA COMPANIES:
   60     DD          E.I. du Pont de Nemours and Company                            0.67%            44.15       2,649
   82     GE          General Electric Company                                       0.67%            32.33       2,651
   69     JPM         J.P. Morgan Chase & Co. (4)                                    0.67%            38.29       2,642
  109     SBC         SBC Communications Inc.                                        0.67%            24.26       2,644
   73     VZ          Verizon Communications Inc.                                    0.66%            36.04       2,631
          FT INDEX COMPANIES:
  669     BA/ LN      BAE SYSTEMS Plc                                                0.67%             3.95       2,641
  742     BT/A LN     BT Group Plc                                                   0.67%             3.56       2,640
  588     GKN LN      GKN Plc                                                        0.67%             4.49       2,642
  680     PO/ LN      The Peninsular and Oriental Steam Navigation Company           0.67%             3.88       2,641
1,728     RSA LN      Royal & Sun Alliance Insurance Group Plc                       0.67%             1.53       2,640
          HANG SENG INDEX COMPANIES:
1,571     2388 HK     BOC Hong Kong (Holdings) Limited                               0.67%             1.68       2,639
1,107     1038 HK     Cheung Kong Infrastructure Holdings Limited                    0.67%             2.39       2,640
1,113     267 HK      CITIC Pacific Limited                                          0.67%             2.37       2,640
2,069     101 HK      Hang Lung Properties Limited                                   0.67%             1.28       2,640
1,101     551 HK      Yue Yuen Industrial (Holdings) Limited                         0.67%             2.40       2,640

          The S&P Target 24 Strategy Stocks (49.98%):
          _______________________________________
   25     AT          ALLTEL Corporation                                             0.32%           50.85        1,271
  117     ASD         American Standard Companies Inc.                               1.17%           39.76        4,652
   97     APA         Apache Corporation                                             1.05%           42.89        4,160
   19     ADSK        Autodesk, Inc.                                                 0.20%           42.14          801
  309     AVP         Avon Products, Inc.                                            3.55%           45.49       14,056
  144     BLS         BellSouth Corporation                                          0.94%           25.85        3,722
  154     BMET        Biomet, Inc.                                                   1.71%           43.99        6,775
   42     BF/B        Brown-Forman Corporation                                       0.51%           48.58        2,040
  118     BR          Burlington Resources Inc.                                      1.06%           35.58        4,199
  260     CAH         Cardinal Health, Inc.                                          4.56%           69.50       18,070
1,106     CSCO        Cisco Systems, Inc.                                            6.62%           23.71       26,223
  140     CLX         The Clorox Company                                             1.90%           53.79        7,531
  161     HDI         Harley-Davidson, Inc.                                          2.49%           61.27        9,865
  167     ITW         Illinois Tool Works Inc.                                       4.03%           95.60       15,965
  151     RX          IMS Health Incorporated                                        0.88%           23.02        3,476
  264     LTD         Limited Brands                                                 1.24%           18.66        4,926
1,241     KRB         MBNA Corporation                                               8.07%           25.77       31,981
   85     NXTL        Nextel Communications, Inc. (Class A)                          0.58%           26.85        2,282
  116     OXY         Occidental Petroleum Corporation                               1.40%           47.90        5,556
  180     PLD         ProLogis                                                       1.47%           32.45        5,841
  130     QCOM        QUALCOMM Inc.                                                  2.35%           71.48        9,292
  287     TJX         The TJX Companies, Inc.                                        1.74%           23.99        6,885
  107     TMK         Torchmark Corporation                                          1.45%           53.59        5,734
   48     GWW         W.W. Grainger, Inc.                                            0.69%           57.08        2,740

                        Schedule of Investments (cont'd.)

    Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


Number                                                                              Percentage         Market    Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                    Offering Price    per Share  the Trust (2)
______    ____________________________                                              ____________     _________   ____________
          Value Line(R) Target 25 Strategy Stocks (9.97%):
          __________________________________________
 41       AEOS        American Eagle Outfitters, Inc.                                 0.30%         $ 28.95    $  1,187
 63       ADSK        Autodesk, Inc.                                                  0.67%           42.14       2,655
 59       BCR         C.R. Bard, Inc.                                                 0.84%           56.43       3,329
 65       CHRS        Charming Shoppes, Inc.                                          0.15%            8.86         576
 14       CHTT        Chattem, Inc.                                                   0.10%           28.72         402
108       COH         Coach, Inc.                                                     1.22%           44.69       4,827
 49       CPRT        Copart, Inc.                                                    0.33%           26.73       1,310
 36       CVD         Covance Inc.                                                    0.35%           38.30       1,379
 55       DVA         DaVita, Inc.                                                    0.42%           30.00       1,650
 29       ERES        eResearch Technology, Inc.                                      0.20%           27.37         794
 19       FLIR        FLIR Systems, Inc.                                              0.26%           54.31       1,032
 19       HDWR        Headwaters Incorporated                                         0.12%           26.00         494
 17       HELE        Helen of Troy Limited (5)                                       0.15%           35.78         608
 19       IDXX        IDEXX Laboratories, Inc.                                        0.30%           62.80       1,193
 46       JBHT        J.B. Hunt Transport Services, Inc.                              0.44%           37.95       1,746
 40       NUS         Nu Skin Enterprises, Inc. (Class A)                             0.25%           25.09       1,004
 39       POG         Patina Oil & Gas Corporation                                    0.29%           29.87       1,165
 78       PAS         PepsiAmericas, Inc.                                             0.42%           21.12       1,647
 85       PETM        PETsMART, Inc.                                                  0.69%           31.98       2,718
 10       ROG         Rogers Corporation                                              0.18%           69.90         699
 20       SWN         Southwestern Energy Company                                     0.14%           28.40         568
 14       TTC         The Toro Company                                                0.25%           69.45         972
143       TSN         Tyson Foods, Inc. (Class A)                                     0.74%           20.42       2,920
 23       URBN        Urban Outfitters, Inc.                                          0.35%           60.55       1,393
 34       WFMI        Whole Foods Market, Inc.                                        0.81%           94.90       3,227
                                                                                    _______                    ________
                           Total Investments                                        100.00%                    $396,061
                                                                                    =======                    ========

__________________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

       Value Line(R) Target 25 Portfolio, 3rd Quarter 2004 Series
                                 FT 857


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2004


                                                                                    Percentage
Number                                                                              of Aggregate    Market        Cost of
of          Ticker Symbol and                                                       Offering        Value per     Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                  Price           Share         the Trust (2)
______      _______________________________________                                 _________       _________     _________
 155        AEOS        American Eagle Outfitters, Inc.                               3.02%         $28.95        $  4,487
 237        ADSK        Autodesk, Inc.                                                6.72%          42.14           9,987
 221        BCR         C.R. Bard, Inc.                                               8.40%          56.43          12,471
 244        CHRS        Charming Shoppes, Inc.                                        1.46%           8.86           2,162
  52        CHTT        Chattem, Inc.                                                 1.00%          28.72           1,494
 405        COH         Coach, Inc.                                                  12.19%          44.69          18,100
 185        CPRT        Copart, Inc.                                                  3.33%          26.73           4,945
 134        CVD         Covance Inc.                                                  3.46%          38.30           5,132
 208        DVA         DaVita, Inc.                                                  4.20%          30.00           6,240
 109        ERES        eResearch Technology, Inc.                                    2.01%          27.37           2,983
  71        FLIR        FLIR Systems, Inc.                                            2.60%          54.31           3,856
  70        HDWR        Headwaters Incorporated                                       1.22%          26.00           1,820
  63        HELE        Helen of Troy Limited (5)                                     1.52%          35.78           2,254
  73        IDXX        IDEXX Laboratories, Inc.                                      3.09%          62.80           4,585
 174        JBHT        J.B. Hunt Transport Services, Inc.                            4.45%          37.95           6,603
 151        NUS         Nu Skin Enterprises, Inc. (Class A)                           2.55%          25.09           3,789
 148        POG         Patina Oil & Gas Corporation                                  2.98%          29.87           4,421
 294        PAS         PepsiAmericas, Inc.                                           4.18%          21.12           6,209
 320        PETM        PETsMART, Inc.                                                6.89%          31.98          10,234
  36        ROG         Rogers Corporation                                            1.69%          69.90           2,516
  77        SWN         Southwestern Energy Company                                   1.47%          28.40           2,187
  52        TTC         The Toro Company                                              2.43%          69.45           3,611
 536        TSN         Tyson Foods, Inc. (Class A)                                   7.37%          20.42          10,945
  88        URBN        Urban Outfitters, Inc.                                        3.59%          60.55           5,328
 128        WFMI        Whole Foods Market, Inc.                                      8.18%          94.90          12,147
                                                                                    _______                       ________
                                Total Investments                                   100.00%                       $148,506
                                                                                    =======                       ========

___________

See "Notes to Schedules of Investments" on page 30.

Page 29


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on June 30, 2004. Such purchase contracts are expected to settle within three business days. Each Trust has a Mandatory Termination Date of September 30, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:


                                                                  Cost of Securities    Profit
                                                                  to Sponsor           (Loss)
                                                                  ___________          ________
The Dow(sm) DART 10 Portfolio, 3rd Quarter 2004 Series            $148,872             $  (360)
The Dow(sm) Target 5 Portfolio, 3rd Quarter 2004 Series            148,952                (424)
The Dow(sm) Target Dividend Portfolio, 3rd Quarter 2004 Series     149,207                (669)
Global Target 15 Portfolio, 3rd Quarter 2004 Series                149,294              (1,395)
The Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2004 Series         148,882                (264)
The S&P Target 24 Portfolio, 3rd Quarter 2004 Series               148,904                (405)
Target Small-Cap Portfolio, 3rd Quarter 2004 Series                148,768                (132)
Target VIP Portfolio, 3rd Quarter 2004 Series                      396,885              (1,062)
Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series    397,316              (1,383)
Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series  397,417              (1,356)
Value Line(R) Target 25 Portfolio, 3rd Quarter 2004 Series         149,092                (586)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) J.P. Morgan Chase & Co. is the parent company of JPMorgan Chase Bank, servicer to the Trustee.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(6) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 7.62% and 6.85% of the investments of Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series and Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series , respectively.

(7) Securities of companies in the following industries comprise the percentage of the investments of the Trusts as indicated:

The Dow(sm) DART 10 Portfolio, 3rd Quarter 2004 Series:
Consumer Products 40%, Energy 10%, Financial Services 10%, Healthcare 20%, Telecommunication Services 20%

The Dow(sm)  Target 5 Portfolio, 3rd Quarter 2004 Series:
Financial Services 20%, Industrials 20%, Materials 20%,
Telecommunication Services 40%

The Dow(sm)  Target Dividend Portfolio, 3rd Quarter 2004 Series
Consumer Products 10%, Energy 10%, Financial Services 40%, Materials 5%, Telecommunication Services 5%, Utilities 30%

Global Target 15 Portfolio, 3rd Quarter 2004 Series:
Consumer Products 6.42%, Financial Services 27.11%, Industrials 39.70%, Materials 6.69%, Telecommunication Services 20.08%

The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2004 Series:
Consumer Products 26.50%, Healthcare 8.18%, Industrials 13.94%,
Information Technology 51.38%

The S&P Target 24 Portfolio, 3rd Quarter 2004 Series:
Consumer Products 22.87%, Energy 7.05%, Financial Services 21.99%, Healthcare 14.29%, Industrials 11.84%, Information Technology 18.32%, Telecommunication Services 3.64%

Target Small-Cap Portfolio, 3rd Quarter 2004 Series:
Consumer Products 23.50%, Energy 2.32%, Financial Services 22.25%, Healthcare 14.52%, Industrials 24.23%, Information Technology 10.31%, Materials 2.87%

Target VIP Portfolio, 3rd Quarter 2004 Series:
Consumer Products 31.67%, Energy 7.30%, Financial Services 19.05%, Healthcare 9.71%, Industrials 9.99%, Information Technology 15.21%, Materials 0.68%, Telecommunication Services 2.26%, Utilities 4.13%

Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series:
Consumer Products 32.49%, Energy 5.23%, Financial Services 11.28%, Healthcare 14.78%, Industrials 12.19%, Information Technology 15.95%, Materials 0.98%, Telecommunication Services 7.10%

Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series:
Consumer Products 29.29%, Energy 6.94%, Financial Services 16.67%, Healthcare 15.26%, Industrials 10.93%, Information Technology 10.28%, Materials 0.79%, Telecommunication Services 9.84%

Value Line (R) Target 25 Portfolio, 3rd Quarter 2004 Series:
Consumer Products 51.95%, Energy 4.45%, Healthcare 21.16%, Industrials 10.21%, Information Technology 11.01%, Materials 1.22%

                             The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 857, consists of 11 separate portfolios set forth below:

- The Dow(sm) DART 10 Portfolio
- The Dow(sm) Target 5 Portfolio
- The Dow(sm) Target Dividend Portfolio
- Global Target 15 Portfolio
- The Nasdaq(R) Target 15 Portfolio
- The S&P Target 24 Portfolio
- Target Small-Cap Portfolio
- Target VIP Portfolio
- Target VIP Aggressive Equity Portfolio
- Target VIP Conservative Equity Portfolio
- Value Line(R) Target 25 Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                              Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow(sm) DART 10 Strategy.

The Dow(sm) Dividend and Repurchase Target ("DART") 10 Strategy selects a portfolio of Dow Jones Industrial Average(sm) ("DJIA(sm)") stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) DART 10 Portfolio is considered a Large-Cap Blend Trust.


The Dow(sm) Target 5 Strategy.

The Dow(sm) Target 5 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the DJIA(sm).

The Dow(sm) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3:From the 10 stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Dow(sm) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 5 Portfolio is considered a Large-Cap Blend Trust.


The Dow(sm) Target Dividend Strategy.

The Dow(sm) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(sm) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 50 stocks contained in the Dow Jones Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [50]) by:

- Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(sm) Target Dividend Strategy.


Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones Select Dividend Index(sm), have been removed from the universe of securities from which The Dow(sm) Target Dividend Strategy stocks are selected.

Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target Dividend Portfolio is considered a Large-Cap Value Trust.


Global Target 15 Strategy.

The Global Target 15 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA(sm) stocks or two business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select the five stocks with the lowest per share stock price of the 10 highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which the Global Target 15 Strategy stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered a Large-Cap Value Trust.


The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq(R) Target 15 Portfolio is considered a Large-Cap Growth Trust.


The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") which are based on the following steps:

Step 1:All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2:The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, The S&P Target 24 Portfolio is considered a Large-Cap Blend Trust.


Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1:We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2:We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3:We next select stocks with positive three-year sales growth.

Step 4:From there we select those stocks whose most recent annual earnings are positive.

Step 5:We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6:We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.


Based on the composition of the portfolio on the Initial Date of Deposit, The Target Small-Cap Portfolio is considered a Small-Cap Growth Trust.


Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy is determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then rank the stocks for profitability by their return on assets.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Value Line Target 25 Portfolio is considered a Mid-Cap Growth Trust.


Target VIP Strategies.

The Target VIP Strategies invest in the common stocks of companies which are selected by applying separate uniquely specialized strategies. While each of the strategies included in a particular Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. Each Target VIP Portfolio seeks to outperform the S&P 500 Index. Each Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

Target VIP Strategy.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(sm) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy, the Target Small-Cap Strategy and the Value Line(R)

Target 25 Strategy were chosen by applying the same selection criteria set forth above. The Securities which comprise The Dow(sm) DART 5
Strategy and the European Target 20 Strategy were selected as follows:

The Dow(sm) Dividend and Repurchase Target 5 Strategy.

The Dow(sm) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy is determined as follows:

Step 1:We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2:We select the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target VIP Aggressive Equity Strategy.

The composition of the Target VIP Aggressive Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 20% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 15% common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 30% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 25% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the five strategies which make up the Target VIP Aggressive Equity Strategy were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Aggressive Equity Portfolio is considered a Large-Cap Blend Trust.


Target VIP Conservative Equity Strategy.

The composition of the Target VIP Conservative Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 50% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the four strategies which make up the Target VIP Conservative Strategy were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered a Large-Cap Blend Trust.


Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe the Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for a Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm)," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(sm) DART 5 Strategy, The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Dow(sm) Target Dividend Portfolio, Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, and the Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. The Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

The publishers of the DJIA(sm), Dow Jones Select Dividend Index(sm), FT Index, Hang Seng Index, MSCI Europe Index, The Nasdaq Stock Market, Inc., S&P 500 Index and the Ibbotson Small-Cap Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                             Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line Target 25 Portfolio are issued by companies with market capitalizations of less than $1 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


One of the Securities in The Nasdaq (R) Target 15 Portfolio and two of the Securities in The S&P Target 24 Portfolio represent approximately 24.96% and 29.40%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Consumer Products Industry. Because more than 25% of The Dow(sm) DART 10 Portfolio, The Nasdaq(R) Target 15 Portfolio, Target VIP Portfolio, Target VIP Aggressive Equity Portfolio, Target VIP Conservative Equity Portfolio, and Value Line(R) Target 25 Portfolio are each invested in consumer product companies, these Trusts are considered to be concentrated in the consumer products industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financial Services Industry. The Global Target 15 Portfolio and The Dow(sm) Target Dividend Portfolio are considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Industrials. The Global Target 15 Portfolio is also considered to be concentrated in industrial stocks. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Information Technology Industry. The Nasdaq (R) Target 15 Portfolio is also considered to be concentrated in the information technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Telecommunications Industry. The Dow(sm) Target 5 Portfolio is considered to be concentrated in the telecommunications industry. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.

Utility Industry. The Dow(sm) Target Dividend Portfolio is also considered to be concentrated in the utility industry. General problems of such issuers include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers. In 2001, two California public utilities were threatened with involuntary bankruptcy proceedings by their creditors, and one of these utilities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. Certain of the Securities in the Global Target 15
Portfolio, The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative
Equity Portfolio and the Value Line(R) Target 25 Portfolio are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are directly listed on either a U.S. securities exchange or a foreign securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target VIP Portfolio, Target VIP Aggressive Equity Portfolio and Target VIP Conservative Equity Portfolio is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The Global Target 15 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.


Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.


Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.


To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

                 Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), S&P 500 Index, FT Index, Hang Seng Index, Ibbotson Small-Cap Index, MSCI Europe Index and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Effective April 8, 2004, American International Group, Inc., Pfizer Inc. and

Verizon Communications Inc. were added to the DJIA(sm), replacing AT&T Corp., Eastman Kodak Company and International Paper Company.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                               COMPARISON OF TOTAL RETURN(2)

(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                         Hypothetical Strategy Total Returns(1)
                                   The
           The         The         Dow(sm)     The
           Dow(sm)     Dow(sm)     Target      Global      Nasdaq(R)   The S&P
           DART 10     Target 5    Dividend    Target 15   Target 15   Target 24
Year       Strategy    Strategy    Strategy    Strategy    Strategy    Strategy
----       --------    --------    ---------   ---------   ---------   ---------
1972        19.75%      18.93%
1973        -4.68%      17.26%
1974        -9.45%      -7.76%
1975        54.51%      61.41%
1976        32.21%      37.92%
1977        -4.37%       2.96%
1978        -4.37%      -1.24%
1979        10.36%       7.24%
1980        21.98%      38.63%                  47.73%
1981        -0.46%       0.69%                  -2.49%
1982        24.60%      40.30%                  -5.25%
1983        37.40%      33.40%                  12.85%
1984         3.67%       8.50%                  26.91%
1985        36.29%      35.33%                  50.75%
1986        38.89%      27.99%                  35.02%      18.93%      17.97%
1987         2.71%       8.08%                  14.73%      11.41%       1.52%
1988        16.28%      18.70%                  21.38%      -3.06%       4.36%
1989        25.62%       7.94%                  13.21%      34.32%      22.28%
1990        -1.20%     -17.94%                   0.62%      -7.78%       6.53%
1991        40.76%      58.70%                  37.28%     105.33%      40.08%
1992         5.95%      20.11%     28.35%       23.72%      -2.62%      -1.56%
1993        18.38%      31.06%     18.03%       62.19%      25.66%       8.14%
1994        -2.28%       5.69%     -8.36%       -9.67%       7.87%       5.02%
1995        35.13%      27.60%     46.45%       10.72%      50.56%      39.03%
1996        31.97%      23.36%     16.03%       18.16%      56.70%      31.25%
1997        22.81%      17.23%     40.54%       -8.80%      32.16%      30.14%
1998        17.21%       9.73%      2.69%       10.77%     118.99%      39.68%
1999        15.74%      -9.62%     -6.74%        6.22%      96.71%      40.67%
2000         8.04%       8.47%     25.78%        2.54%     -16.95%       3.75%
2001       -15.85%      -5.09%     40.01%       -1.21%     -26.74%     -10.89%
2002       -18.02%     -12.89%     -1.15%      -14.33%     -26.47%     -19.23%
2003        18.71%      20.16%     32.11%       35.93%      34.92%      23.22%
2004        -2.03%      -0.46%      1.81%        9.49%      -7.10%       5.64%
(thru 3/31)

                               Target VIP  Target VIP    Value
         Target      Target    Aggressive  Conservative  Line(R)
         Small-Cap   VIP       Equity      Equity        Target 25
Year     Strategy    Strategy  Strategy    Strategy      Strategy
____     _________   ________  __________  ____________  ________
1972       8.94%
1973     -27.05%
1974     -36.71%
1975      37.12%
1976      42.61%
1977      13.55%
1978      14.84%
1979      37.76%
1980      58.67%
1981     -11.75%
1982      48.10%
1983      28.16%
1984      -3.51%
1985      47.65%                                          31.65%
1986      20.57%      26.10%    23.60%      25.34%        19.74%
1987      12.29%       9.39%     8.19%       4.59%        16.53%
1988      20.41%       6.82%     3.76%       8.15%        -9.42%
1989      23.29%      31.98%    29.61%      24.62%        45.87%
1990      -1.37%      -0.06%     1.24%       3.16%         2.96%
1991      56.28%      56.14%    60.32%      44.17%        83.10%
1992      24.97%       3.50%     1.93%       3.01%        -2.61%
1993      19.71%      21.48%    22.29%      18.18%        24.96%
1994      -0.35%       2.27%     4.44%       2.07%        13.18%
1995      38.62%      42.40%    40.30%      36.22%        52.19%
1996      32.02%      37.86%    39.55%      32.35%        54.39%
1997      13.98%      25.70%    25.94%      24.32%        34.10%
1998      -0.61%      50.82%    56.81%      35.04%        90.83%
1999      10.25%      48.28%    58.23%      36.71%       111.66%
2000       2.87%      -4.79%    -2.40%       3.34%       -10.90%
2001      -3.83%     -11.36%   -10.68%     -10.42%         0.03%
2002     -16.27%     -21.54%   -20.88%     -18.95%       -23.98%
2003      53.26%      34.97%    29.29%      24.65%        39.52%
2004       5.57%       0.77%     1.46%       3.26%         1.26%
(thru
3/31)

                            Comparison of Total Return (2)

                                   Index Total Returns
                                                                            Cumulative
                    Nasdaq-                         Hang       Ibbotson     International
                    100        S&P 500    FT        Seng       Small-Cap    Index
Year      DJIA(sm)  Index(R)   Index      Index     Index      Index        Returns(3)
____      _______   _________  _______    ________  ______     _________    _____________
1972       18.38%               18.89%                           4.43%
1973      -13.20%              -14.57%                         -30.90%
1974      -23.64%              -26.33%                         -19.95%
1975       44.46%               36.84%                          52.82%
1976       22.80%               23.64%                          57.38%
1977      -12.91%               -7.25%                          25.38%
1978        2.66%                6.49%                          23.46%
1979       10.60%               18.22%                          43.46%
1980       21.90%               32.11%     31.77%    65.48%     38.88%       39.72%
1981       -3.61%               -4.92%     -5.30%   -12.34%     13.88%       -7.08%
1982       26.85%               21.14%      0.42%   -48.01%     28.01%       -6.91%
1983       25.82%               22.28%     21.94%    -2.04%     39.67%       15.24%
1984        1.29%                6.22%      2.15%    42.61%     -6.67%       15.35%
1985       33.28%               31.77%     54.74%    50.95%     24.66%       46.32%
1986       27.00%     6.89%     18.31%     24.36%    51.16%      6.85%       34.18%
1987        5.66%    10.49%      5.33%     37.13%    -6.84%     -9.30%       11.99%
1988       16.03%    13.54%     16.64%      9.00%    21.04%     22.87%       15.36%
1989       32.09%    26.17%     31.35%     20.07%    10.59%     10.18%       20.92%
1990       -0.73%   -10.41%     -3.30%     11.03%    11.71%    -21.56%        7.34%
1991       24.19%    64.99%     30.40%      8.77%    50.68%     44.63%       27.88%
1992        7.39%     8.86%      7.62%     -3.13%    34.73%     23.35%       12.99%
1993       16.87%    11.67%      9.95%     19.22%   124.95%     20.98%       53.68%
1994        5.03%     1.74%      1.34%      1.97%   -29.34%      3.11%       -7.45%
1995       36.67%    43.01%     37.22%     16.21%    27.52%     34.66%       26.80%
1996       28.71%    42.74%     22.82%     18.35%    37.86%     17.62%       28.31%
1997       24.82%    20.76%     33.21%     14.78%   -17.69%     22.78%        7.30%
1998       18.03%    85.43%     28.57%     12.32%    -2.60%     -7.38%        9.25%
1999       27.06%   102.08%     20.94%     15.14%    71.34%     28.96%       37.85%
2000       -4.70%   -36.82%     -9.08%    -16.14%    -9.32%     -3.87%      -10.05%
2001       -5.45%   -32.62%    -11.88%    -22.81%   -22.45%     22.13%      -16.90%
2002      -14.94%   -37.53%    -22.04%    -29.33%   -15.52%    -13.25%      -19.93%
2003       28.04%    49.45%     28.49%     25.80%    41.23%     60.62%       31.69%
2004       -0.42%    -1.97%      1.70%      8.01%     1.23%      6.46%        2.94%
(thru 3/31)

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except the FT Index and Hang
Seng Index from 12/31/79 through 12/31/86, during which time annual reinvestment was assumed, and the MSCI Europe Index, which until 12/29/2000 assumed monthly reinvestment of dividends, and since
1/01/2001 assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, The Dow(sm) DART 10 Strategy, The Dow(sm) Target 5 Strategy, The Dow(sm) Target Dividend Strategy, the Global Target 15 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy, the Target Small-Cap Strategy, the Target VIP Strategy, the Target VIP Aggressive Equity Strategy, the Target VIP Conservative Equity Strategy and The Value Line(R) Target 25 Strategy achieved an average annual total return of 13.56%, 15.13%, 18.02%, 14.54%, 21.83%, 14.22%, 15.09%, 17.86%, 18.34%, 15.13% and
25.58%, respectively. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA(sm) (from 01/01/72 through 12/31/03); the S&P 500 Index (from 01/01/92 through 12/31/03); the Nasdaq-100 Index(R); the S&P 500 Index (from 01/01/72 through 12/31/03); the S&P 500 Index (from 01/01/85 through 12/31/03); the S&P 500 Index (from 01/01/86 through 12/31/03); the Ibbotson Small-Cap Index; or the combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index"), which were 12.01%, 10.63%, 14.45%, 11.34%,
13.26%, 12.31%, 15.03% and 13.86%, respectively.

(3) Cumulative International Index Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                            Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2004 through December 20, 2004. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                         Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     ___________
$1 but less than $3                       0.05%
$3 but less than $5                       0.10%
$5 or more                                0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Prudential Investment Management Services LLC ("PIMS") will receive a concession on Units purchased using termination, redemption or exchange proceeds from trusts formerly sponsored by PIMS equal to $2.00 per $1,000 invested. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                         The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                         The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                         How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                         Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line(R).

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                              Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust asset when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from any of the Trusts except the Global Target 15 Portfolio when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. tax liabilities.


As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.


Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.


Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to U.K. inheritance tax.


It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the

Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio do not give rise to Hong Kong estate duty liability.

                           Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                        Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts except the Global Target 15 Portfolio, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                         Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Dow(sm) Target Dividend Portfolio, The Nasdaq(R) Target 15 Portfolio, The S&P Target 24 Portfolio, the Target Small-Cap Portfolio or the Value Line(R) Target 25 Portfolio, or 5,000 Units of the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                       Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

                   Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

                 Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Dow(sm) Target Dividend Portfolio, The Nasdaq(R) Target 15 Portfolio, The S&P Target 24 Portfolio, the Target Small-Cap Portfolio or the Value Line(R) Target 25 Portfolio, or 5,000 Units of the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" and "Redeeming Your Units" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $48 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2003, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $20,540,034 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                           Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 59


                             First Trust(R)

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 3rd Quarter
                               2004 Series
                Target 5 Portfolio, 3rd Quarter 2004 Series
            Target Dividend Portfolio, 3rd Quarter 2004 Series
           Global Target 15 Portfolio, 3rd Quarter 2004 Series
        The Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2004 Series
          The S&P Target 24 Portfolio, 3rd Quarter 2004 Series
           Target Small-Cap Portfolio, 3rd Quarter 2004 Series
              Target VIP Portfolio, 3rd Quarter 2004 Series
     Target VIP Aggressive Equity Portfolio, 3rd Quarter 2004 Series Target VIP Conservative Equity Portfolio, 3rd Quarter 2004 Series
       Value Line(R) Target 25 Portfolio, 3rd Quarter 2004 Series
                                 FT 857

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-446-0132
                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-115182) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              June 30, 2004


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 60


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 857 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated June 30, 2004. Capitalized terms have been defined in the prospectus.


                     Table of Contents
Dow Jones & Company, Inc.                                  1
Standard & Poor's                                          2
The Nasdaq Stock Market, Inc.                              2
Value Line Publishing, Inc.                                2
Risk Factors
   Securities                                              3
   Small-Cap Companies                                     3
   Dividends                                               3
   Foreign Issuers                                         4
      United Kingdom                                       4
      Hong Kong                                            5
   Exchange Rate                                           6
Litigation
   Tobacco Industry                                        9
Concentrations
   Consumer Products                                       9
   Financial Services                                     10
   Industrials                                            13
   Technology                                             13
   Telecommunications                                     14
   Utilities                                              14
Securities
   The Dow(sm) DART 5 Strategy Stocks                     15
   The Dow(sm) DART 10 Strategy Stocks                    16
   The Dow(sm) Target 5 Strategy Stocks                   16
   The Dow(sm) Target Dividend Strategy Stocks            17
   European Target 20 Strategy Stocks                     18
   Global Target 15 Strategy Stocks                       19
   The Nasdaq(R) Target 15 Strategy Stocks                20
   The S&P Target 24 Strategy Stocks                      21
   Target Small-Cap Strategy Stocks                       22
   Value Line(R) Target 25 Strategy Stocks                24

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio have not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio and Target VIP Aggressive Equity Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. is VLPI's licensing to First Trust Portfolios L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in the Global Target 15 Portfolio, The Nasdaq (R) Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line(R) Target 25 Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European

Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been as encouraging. The economy grew only 0.6% in 2001 because of the world economic downturn, the September 11 events, and sluggish domestic demand. Economic performance improved only gradually in 2002, with real GDP expanding by a mere 2.3%. Hong Kong has been undergoing a painful economic adjustment process in the years following the Asian financial crisis. The economy suffered seriously along with the collapse of an overheated property market in the years following 1997, which resulted in the deflation that has persisted since November 1998, dampening investment and consumption. Unemployment has become a structural issue as a result of corporate streamlining and relocation of industry and services offshore, in particular to Mainland China. Another issue of concern is the escalating fiscal deficit that is estimated to reach 6.2% of GDP for 2003-04, up from 5.5% of GDP in 2002-03, mainly caused by dwindling revenues from land sales and property related income, and rapid expansion in public expenditure, a pressure that the Hong Kong government generally resisted until recent times. The lasting impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The Basic Law stipulates that, after a review in 2007, elections for Chief Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Most recently, due to the outbreak of the Severe Acute Respiratory Syndrome
(SARS) during March to May of 2003, the Hang Seng Index dipped to its lowest level since 1998. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                         Foreign Exchange Rates
              Range of Fluctuations in Foreign Currencies

                 United Kingdom
Annual           Pound Sterling/         Hong Kong/              Euro/
Period           U.S. Dollar             U.S. Dollar             U.S. Dollar
------           --------------          -----------             -----------
1983              0.616-0.707            6.480-8.700
1984              0.670-0.864            7.774-8.050
1985              0.672-0.951            7.729-7.990
1986              0.643-0.726            7.768-7.819
1987              0.530-0.680            7.751-7.822
1988              0.525-0.601            7.764-7.912
1989              0.548-0.661            7.775-7.817
1990              0.504-0.627            7.740-7.817
1991              0.499-0.624            7.716-7.803
1992              0.499-0.667            7.697-7.781
1993              0.630-0.705            7.722-7.766
1994              0.610-0.684            7.723-7.750
1995              0.610-0.653            7.726-7.763
1996              0.583-0.670            7.732-7.742
1997              0.584-0.633            7.708-7.751
1998              0.584-0.620            7.735-7.749
1999              0.597-0.646            7.746-7.775            0.845-0.999
2000              0.605-0.715            7.774-7.800            0.968-1.209
2001              0.678-0.707            7.798-7.800            1.045-1.194
2002              0.621-0.709            7.799-7.800            0.953-1.164
2003              0.560-0.636            7.742-7.800            0.794-0.929

Source: Bloomberg L.P.

                End of Month Exchange Rates                                 End of Month Exchange Rates
                   for Foreign Currencies                                for Foreign Currencies (continued)

                   United Kingdom                                               United Kingdom
                   Pound Sterling/   Hong Kong/   Euro/                         Pound Sterling/  Hong Kong/   Euro/
Monthly Period     U.S. Dollar       U.S.Dollar   U.S. Dollar Monthly Period    U.S. Dollar      U.S.Dollar   U.S. Dollar
______________     ______________    __________   ___________ ______________    ______________   __________   ___________
1997:                                                        2001:
 January           .624              7.750        N.A.        January          .683             7.799        1.067
 February          .614              7.744        N.A.        February         .692             7.800        1.082
 March             .611              7.749        N.A.        March            .706             7.800        1.140
 April             .616              7.746        N.A.        April            .699             7.799        1.127
 May               .610              7.748        N.A.        May              .705             7.800        1.182
 June              .600              7.747        N.A.        June             .707             7.800        1.178
 July              .609              7.742        N.A.        July             .702             7.800        1.141
 August            .622              7.750        N.A.        August           .688             7.800        1.096
 September         .619              7.738        N.A.        September        .678             7.800        1.097
 October           .598              7.731        N.A.        October          .688             7.800        1.110
 November          .592              7.730        N.A.        November         .702             7.800        1.116
 December          .607              7.749        N.A.        December         .687             7.798        1.124
1998:                                                        2002:
 January           .613              7.735        N.A.        January          .709             7.799        1.164
 February          .609              7.743        N.A.        February         .706             7.799        1.150
 March             .598              7.749        N.A.        March            .701             7.800        1.147
 April             .598              7.747        N.A.        April            .686             7.799        1.110
 May               .613              7.749        N.A.        May              .687             7.800        1.070
 June              .600              7.748        N.A.        June             .652             7.799        1.009
 July              .613              7.748        N.A.        July             .640             7.800        1.023
 August            .595              7.749        N.A.        August           .645             7.800        1.018
 September         .589              7.749        N.A.        September        .638             7.800        1.014
 October           .596              7.747        N.A.        October             .639          7.800        .990
 November          .607              7.743        N.A.        November            .642          7.799        .994
 December          .602              7.746        N.A.        December            .621          7.799        .953
1999:                                                        2003:
 January           .608              7.748        .880        January             .607          7.800        .929
 February          .624              7.748        .907        February            .634          7.799        .927
 March             .621              7.750        .929        March               .632          7.799        .916
 April             .621              7.750        .946        April               .626          7.799        .894
 May               .624              7.755        .960        May                 .611          7.799        .849
 June              .634              7.758        .966        June                .605          7.798        .869
 July              .617              7.762        .934        July                .621          7.799        .812
 August            .623              7.765        .947        August              .634          7.799        .910
 September         .607              7.768        .936        September           .602          7.742        .858
 October           .608              7.768        .948        October             .590          7.764        .863
 November          .626              7.767        .991        November            .581          7.765        .834
 December          .618              7.774        .994        December            .560          7.764        .794
2000:                                                        2004
 January           .619              7.780        1.030       January             .548          7.777        .801
 February          .633              7.783        1.037       February            .535          7.784        .800
 March             .628              7.787        1.047       March               .542          7.792        .812
 April             .645              7.789        1.096       April               .564          7.799        .835
 May               .666              7.792        1.066       May                 .546          7.794        .820
 June              .661              7.796        1.050       June
 July              .667              7.799        1.079
 August            .691              7.799        1.126
 September         .678              7.796        1.132
 October           .698              7.797        1.178
 November          .702              7.799        1.145
 December          .670              7.800        1.060

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the U.S. entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Phillip Morris USA division ("Phillip Morris"). As a result, Phillip Morris has been ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Phillip Morris will actually be forced to post is in dispute. Phillip Morris officials have stated that if the amount of the bond is not lowered it may put the company at risk for filing for bankruptcy protection. In addition, because Phillip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Consumer Products. An investment in The Dow sm DART 10 Portfolio, Target Small-Cap Portfolio, Target VIP Portfolio, Target VIP Aggressive Equity Portfolio, Target VIP Conservative Equity Portfolio and the Value Line(R) Target 25 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financial Services. An investment in Units of the Global Target 15 Portfolio and The Dow(sm) Target Dividend Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Industrials. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of industrial companies. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Technology Companies. An investment in Units of The Nasdaq Target 15 Portfolio Trust, Target Small-Cap Portfolio and Value Line Target 25 Portfolio should be made with an understanding of the problems and risks inherent in the technology sector. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Telecommunications. An investment in Units of The Dow(sm) Target 5 Portfolio should be made with an understanding of the problems and risks inherent in the telecommunications sector in general.

The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The telecommunications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Companies involved in the telecommunications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.

Utility Companies. The Dow(sm) Target Dividend Portfolio is also considered to be concentrated in common stocks of utility companies. General problems of the public utility industry include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers. In 2001, two California public utilities were threatened with involuntary bankruptcy proceedings by their creditors, and one of these utilities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility industry may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(sm) DART 5 Strategy Stocks


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                   The Dow(sm) DART 10 Strategy Stocks


Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                  The Dow(sm) Target 5 Strategy Stocks


E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow(sm) Target Dividend Strategy Stocks


BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Citizens Banking Corporation, headquartered in Flint, Michigan, is a diversified banking and financial services company registered as a bank holding company. The company provides a range of banking services to both commercial and consumer accounts throughout Michigan, Illinois, Iowa and Wisconsin.

Comerica Incorporated, headquartered in Detroit, Michigan, conducts a general commercial banking business primarily in four states. Business conducted includes corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Duquesne Light Holdings Inc., headquartered in Pittsburgh, Pennsylvania, is an energy services holding company for Duquesne Light Company that also engages in unregulated energy and related businesses.

Energy East Corporation, headquartered in Albany, New York, is a regional energy services and delivery company, providing electricity, liquid petroleum gas, and natural gas products and services. The company serves customers in the northeastern United States.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

KeyCorp, headquartered in Cleveland, Ohio, through subsidiaries, conducts a commercial and retail banking business through numerous full-service banking offices in various states. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

Lincoln National Corporation, headquartered in Philadelphia,
Pennsylvania, is a holding company, that, through subsidiary companies, operates multiple insurance and investment management businesses.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

National City Corporation, headquartered in Cleveland, Ohio, is a regional bank holding company operating commercial banks with offices in Ohio, Illinois, Indiana, Michigan, Kentucky and Pennsylvania.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

The Colonial BancGroup, Inc., headquartered in Montgomery, Alabama, conducts a general commercial banking business through offices in six states and operates a retail and wholesale mortgage banking business. The company, through its wholly-owned banking subsidiary, Colonial Bank, conducts a general commercial banking business in its respective service areas.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.


                   European Target 20 Strategy Stocks


Abbey National Plc, headquartered in London, England, is a financial services group. The company provides personal saving accounts, mortgages, secured and unsecured lending, banking and investment services, life and general insurance, and wealth management services. A subsidiary, Abbey National Treasury Services Plc, provides international wholesale banking services.

ABN AMRO Holding N.V., headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Danske Bank A/S, headquartered in Copenhagen, Denmark, is the largest bank in Denmark and a leading player in the Scandinavian financial markets. The company, which encompasses Danske Bank, BG Bank, Realkredit Danmark and a number of other subsidiaries, offers a wide range of financial services, including insurance, mortgage finance, asset management, brokerage, credit card, real estate and leasing services.

Electrabel S.A., headquartered in Brussels, Belgium, is the #1 power producer in Belgium, generating 92% of that country's electricity. Through partnerships with municipalities, the company serves electricity customers, natural gas customers, water customers and cable TV customers in Belgium.

Endesa, S.A., headquartered in Madrid, Spain, produces, transmits, distributes and supplies electricity to major utilities throughout Spain and has interests in coal mining companies.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Fortis, headquartered in Brussels, Belgium, is engaged in banking, insurance, and investment services. The company's insurance arm offers life and non-life insurance such as health, auto and fire lines. The company's banking services include retail, corporate and private banking; asset management; investment banking; and other financial services under its "Fortis Bank" and "MeesPierson" corporate names.

HBOS Plc, headquartered in Edinburgh, Scotland, is the largest home mortgage lender in the United Kingdom. The company also offers assorted financial services including retail banking, consumer credit, and savings products as well as asset management services.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

National Grid Transco Plc, headquartered in London, England, owns, operates and develops electricity and gas networks. The company's electricity transmission and gas distribution networks are located throughout the United Kingdom and the northeastern section of the United States. The company also owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Scottish Power Plc, headquartered in Glasgow, Scotland, is engaged in the generation, transmission, supply and distribution of electricity, gas supply, telecommunications, wastewater services and technology, both in the United Kingdom and the northwestern United States.

Shell Transport & Trading Company Plc, headquartered in London, England, is a holding company that, in conjunction with Royal Dutch Petroleum Company, owns, directly or indirectly, investments in the companies constituting the Royal Dutch/Shell Group of Companies. The company is engaged in the business of producing, refining, storing, transporting, supplying and distributing petroleum and petroleum products.

Telecom Italia Mobile SpA (T.I.M.), headquartered in Turin, Italy, is the leading wireless telecommunications carrier in Europe.

UniCredito Italiano SpA, headquartered in Milan, Italy, one of Italy's largest banking groups, offers asset management; life and property/casualty insurance; and leasing services. The company also underwrites and trades corporate debt and stock internationally and has ownership in several Eastern European banks.


                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
------------------------------------------


E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Financial Times Industrial Ordinary Share Index Companies
---------------------------------------------------------

BAE SYSTEMS Plc, headquartered in Farnborough, England, manufactures products for the military defense sector, in addition to the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

GKN Plc, headquartered in Worcestershire, England, is a world leader in the production of automotive driveline systems and transmission and engine components. The company also owns Meineke Discount Muffler.

The Peninsular and Oriental Steam Navigation Company, headquartered in London, England, provides various port and logistics services. The company's operations encompass cargo, container and bulk shipping, as well as ferry and transport services. The company also owns and develops properties in the United Kingdom and the United States.

Royal & Sun Alliance Insurance Group Plc, headquartered in London, England, is the holding company for the multi-national insurance companies Sun Alliance Group Plc and Royal Insurance Holdings Plc. The companies provide major classes of general and life insurance to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.


Hang Seng Index Companies
-------------------------


BOC Hong Kong (Holdings) Limited, headquartered in Hong Kong, China, is the parent of Bank of China (Hong Kong), which operates branches in Hong Kong as well as on mainland China.

Cheung Kong Infrastructure Holdings Limited, headquartered in Hong Kong, China, is a diversified infrastructure company which develops, invests in and operates infrastructure projects in Hong Kong, Australia, Canada, China, the Philippines and other countries. The company manufactures concrete, asphalt and aggregates and also operates power plants.

CITIC Pacific Limited, headquartered in Hong Kong, China, is a subsidiary of China's state-owned China International Trust & Investment (CITIC). The company invests in infrastructure (aviation, civil engineering projects, power generation, telecommunications), property (including a portion of Lantau Island, the proposed site of Disney's Hong Kong theme park), and trading and distribution firms.

Hang Lung Properties Limited, headquartered in Hong Kong, China, a subsidiary of Hang Lung Group Limited, is a property investment company. The company's principal activities are property investment and investment holding and, through its subsidiaries, property investment for rental income, car park management and property management.

Yue Yuen Industrial (Holdings) Limited, headquartered in Hong Kong, China, through its subsidiaries, manufactures and markets athletic, athletic style leisure, and casual and outdoor footwear.


                 The Nasdaq(R) Target 15 Strategy Stocks


Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and cranio/maxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

Career Education Corporation, headquartered in Hoffman Estates,
Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States, Canada, the United Kingdom and the United Arab Emirates.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

Lincare Holdings Inc., headquartered in Clearwater, Florida, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in their homes.

PETsMART, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offers brand name and designer merchandise at low everyday prices.

Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements.


                    The S&P Target 24 Strategy Stocks


Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and cranio/maxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

Brown-Forman Corporation, headquartered in Louisville, Kentucky, is a diversified producer and marketer of consumer products. The company's products include wines and spirits such as "Jack Daniel's," "Canadian Mist," "Southern Comfort" "Early Times," "Fetzer," "Bolla" and "Corbel." The company also produces and markets Lenox, Dansk and Gorham tableware and giftware, as well as Hartmann Luggage.

Burlington Resources Inc., headquartered in Houston, Texas, is a holding company engaged, through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

Illinois Tool Works Inc., headquartered in Glenview, Illinois, makes plastic and metal components, fasteners, industrial fluids, adhesives and welding products. The company also makes systems for consumer and industrial packaging, identification systems, and industrial spray coating and quality assurance equipment.

IMS Health Incorporated, headquartered in Fairfield, Connecticut, is a global provider of information solutions to the pharmaceutical and healthcare industries, including market information and decision-support services.

Limited Brands, headquartered in Columbus, Ohio, sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses.

MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues bank credit cards marketed primarily to members of associations and customers of financial institutions. The company also makes other consumer loans, and offers insurance and deposit products.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

ProLogis, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which acquires, develops, markets, leases, operates and manages distribution, light manufacturing and temperature-controlled facilities located primarily in full-service, master-planned business parks.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair, and operating supplies, services and related information to the commercial, industrial, contractor and institutional markets in North America.


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Actuant Corporation (Class A), headquartered in Milwaukee, Wisconsin, is a global company that provides electronic systems and components, tools, equipment and supply items to end users and original equipment manufacturers in the computer, semiconductor, telecommunication and datacom markets.

America's Car-Mart, Inc., headquartered in Bentonville, Arkansas, is a holding company that operates automotive dealerships through its subsidiaries that focus exclusively on the Buy Here/Pay Here segment of the used car market.

bebe stores, inc., headquartered in Brisbane, California, designs, develops and produces a distinctive line of contemporary women's apparel and accessories under the "bebe," "bebe moda" and "bbsp" brand names. The company operates retail stores in the United States, Canada and the United Kingdom

Bradley Pharmaceuticals, Inc., headquartered in Fairfield, New Jersey, is a specialty pharmaceutical company that acquires, develops and markets prescription and over-the-counter products in select markets.

Bright Horizons Family Solutions, Inc., headquartered in Watertown, Massachusetts, is a provider of workplace services for employers and families, including child care, early education and strategic work/life consulting.

Candela Corporation, headquartered in Wayland, Massachusetts, develops, manufactures and markets lasers used to perform procedures addressing patients' aesthetic, medical and cosmetic concerns.

Cash America International, Inc., headquartered in Fort Worth, Texas, is a provider of secured non-recourse loans, commonly referred to as pawn loans, to individuals in the United States, United Kingdom and Sweden.

Digital River, Inc., headquartered in Eden Prairie, Minnesota, has developed a technology platform that provides a suite of e-commerce services, including Web commerce development and hosting, transaction processing, fraud screening, digital delivery, integration to physical fulfillment and customer service.

Esterline Technologies Corporation, headquartered in Bellevue,
Washington, primarily serves aerospace and defense customers with products for avionics, propulsion and guidance systems.

Genesee & Wyoming Inc. (Class A), headquartered in Greenwich,
Connecticut, is a holding company whose subsidiaries and unconsolidated affiliates own and operate short line and regional freight railroads in the United States, Australia, Bolivia, Canada and Mexico.

The Genlyte Group Incorporated, headquartered in Louisville, Kentucky, designs, manufactures, markets and sells lighting fixtures, controls and related products for a variety of applications in the commercial, residential and industrial markets in North America.

Hologic, Inc., headquartered in Bedford, Massachusetts, is a developer, manufacturer and supplier of bone densitometers, mammography and breast biopsy devices, direct-to-direct X-ray systems, and other X-ray based imaging systems.

Insight Enterprises, Inc., headquartered in Tempe, Arizona, sells microcomputers, peripherals and software mainly to small and medium-sized enterprises, through a combination of targeted direct mail catalogs, advertising in computer magazines and publications, and a strong outbound telemarketing sales force.

Intermagnetics General Corporation, headquartered in Latham, New York, is engaged in the manufacture and sale of magnets, superconductive materials, permanent magnets and radio frequency coils used mainly in magnetic resonance imaging, and the manufacture of cryogenic refrigeration equipment.

Inveresk Research Group, Inc., headquartered in Cary, North Carolina, is a provider of drug development services to companies in the pharmaceutical and biotechnology industries.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

John B. Sanfilippo & Son, Inc., headquartered in Elk Grove Village, Illinois, is a processor, packager, marketer and distributor of shelled and in-shell nuts.

Jones Lang LaSalle Incorporated, headquartered in Chicago, Illinois, provides real estate services and money management locally, regionally and globally from offices in over 100 markets in 34 countries on five continents.

Knight Trading Group, Inc., headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc. and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the New York Stock Exchange (NYSE) and the American Stock Exchange
(AMEX).

Metrologic Instruments, Inc., headquartered in Blackwood, New Jersey, designs, manufactures and markets market bar code scanning and high-speed automated data capture solutions using laser, holographic and vision-based technologies.

Mobile Mini, Inc., headquartered in Tempe, Arizona, designs and makes portable steel storage containers, portable offices and telecommunications shelters; acquires and refurbishes ocean-going shipping containers for sale and leasing; and designs and makes delivery systems to complement storage container sales and leasing activities.

Modine Manufacturing Company, headquartered in Racine, Wisconsin, is a provider of thermal management technology serving vehicular, industrial, commercial, electronic and building heating, ventilating, air conditioning markets.

The Nautilus Group, Inc., headquartered in Vancouver, Washington, is a marketer, developer and manufacturer of branded health and fitness products sold under such names as "Nautilus," "Bowflex," "Schwinn" and "StairMaster."

Navigant Consulting, Inc., headquartered in Chicago, Illinois, is a specialized, independent consulting firm providing litigation, financial, restructuring, strategic and operational consulting services to government agencies, legal counsel, and companies.

Paxar Corporation, headquartered in White Plains, New York, is a provider of identification and tracking systems to every segment of the retail supply chain, from manufacturing through distribution centers to the retail store.

Penn Virginia Corporation, headquartered in Radnor, Pennsylvania, is engaged in the exploration, development and production of crude oil and natural gas, primarily in the eastern and Gulf Coast onshore areas of the United States.

Quality Systems, Inc., headquartered in Irvine, California, develops and markets healthcare information systems that automate medical and dental practices, networks of practices such as physician hospital organizations and management service organizations, ambulatory care centers, community health centers and medical and dental schools.

Quanex Corporation, headquartered in Houston, Texas, is engaged in the production of engineered carbon and alloy steel bars, aluminum flat-rolled products and precision-formed metal products, serving the vehicular products and building products markets.

Resources Connection, Inc., headquartered in Costa Mesa, California, is a professional services firm that provides experienced accounting and finance, human resources management and information technology professionals to clients on a project-by-project basis.

Select Comfort Corporation, headquartered in Minneapolis, Minnesota, is a developer, manufacturer and marketer of adjustable-firmness beds.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries.

SI International Inc., headquartered in Reston, Virginia, is a provider of information technology and network solutions, with the federal government as a major client.

Stage Stores, Inc., headquartered in Houston, Texas, is a specialty department store retailer offering brand name and private label apparel, accessories, cosmetics and footwear for the entire family.

Sunrise Senior Living, Inc., headquartered in McLean, Virginia, is a provider of assisted living services to the elderly, with assisted living facilities in 23 states and the United Kingdom.

United Surgical Partners International, Inc., headquartered in Addison, Texas, owns and operates short-stay surgical facilities including surgery centers and private surgical hospitals in the United States, Spain and the United Kingdom.

Universal American Financial Corp., headquartered in Rye Brook, New York, is a life and accident and health insurance holding company. The company's principal insurance products are Medicare Supplement, senior life insurance, long term care insurance and fixed annuities offered to the senior market, and fixed benefit accident and sickness disability insurance sold to the self-employed market.

ViaSat, Inc., headquartered in Carlsbad, California, designs, produces and markets advanced digital satellite telecommunications and other networking and signal processing equipment.

West Marine, Inc., headquartered in Watsonville, California, retails recreational and commercial boating supplies and apparel under the "West Marine" and "E&B Discount Marine" names. The company sells its products through specialty retail stores and catalogs. The company is also involved in the wholesale distribution of products to commercial customers and other retailers through its "Port Supply" business line and stores.

Wintrust Financial Corporation, headquartered in Lake Forest, Illinois, is a holding company whose subsidiaries provide banking services in the Chicago metropolitan area and financing for the payment of insurance premiums.

Zenith National Insurance Corp., headquartered in Woodland Hills,
California, is a holding company that, through its wholly-owned insurance subsidiaries, is engaged in the property-casualty insurance business.


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American Eagle Outfitters, Inc., headquartered in Warrendale,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, footwear, and accessories.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

C.R. Bard, Inc., headquartered in Murray Hill, New Jersey, develops, manufactures and markets healthcare products, including vascular, urological and oncological diagnosis and intervention products, sold worldwide to hospitals, healthcare professionals, and extended care and alternate site facilities.

Charming Shoppes, Inc., headquartered in Bensalem, Pennsylvania, operates women's specialty apparel stores under the names "Fashion Bug" and "Fashion Bug Plus." The stores sell sportswear, dresses, coats, casual footwear, lingerie and accessories mainly to women between the ages of 20 and 45.

Chattem, Inc., headquartered in Chattanooga, Tennessee, manufactures and markets branded consumer products, including over-the-counter toiletries and healthcare and skin care products. The company's products include "Gold Bond" medicated powder, "Icy Hot" topical analgesic, "Dexatrim" appetite suppressant, "Ban" deodorant and "Bullfrog" sunblock.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Copart, Inc., headquartered in Benicia, California, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles through auctions, principally to licensed dismantlers, rebuilders and used vehicle dealers.

Covance Inc., headquartered in Princeton, New Jersey, is a contract research organization providing a wide range of integrated product development services worldwide. The company's customers include the pharmaceutical, biotechnology and medical device industries. The company also offers services such as health economics and outcomes services for managed care organizations, hospitals and healthcare provider networks, as well as laboratory testing services to the chemical, agrochemical and food industries.

DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

eResearch Technology, Inc., headquartered in Philadelphia, Pennsylvania, provides technology and services that enable the pharmaceutical, biotechnology and medical device industries to collect, interpret and distribute cardiac safety and clinical data more efficiently.

FLIR Systems, Inc., headquartered in Portland, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

Headwaters Incorporated, headquartered in Draper, Utah, develops and deploys alternative fuel and related technologies through its operating division, Covol Fuels. The company converts fossil fuels such as coal and heavy oils to alternative energy products while seeking to improve energy efficiency and the environment.

Helen of Troy Limited, incorporated in Bermuda and headquartered in El Paso, Texas, designs, develops and markets a variety of personal care and comfort products. Such products include hair dryers, curling irons, hot air brushes, brush irons, lighted mirrors, hairsetters, hair brushes, combs, hair accessories, women's shavers, foot baths, body massagers and hair clippers and trimmers. Most of the company's products are sold by mass merchandisers, drug chains, warehouse clubs, grocery stores and beauty supply retailers and wholesalers.

IDEXX Laboratories, Inc., headquartered in Westbrook, Maine, develops, makes and markets biotechnology-based detection systems primarily for animal health applications. The company also develops and sells biodetection systems for food, water and environmental testing and products for biomedical research.

J.B. Hunt Transport Services, Inc., headquartered in Lowell, Arkansas, provides a variety of motor transport and logistics services throughout the United States, Canada and Mexico. The company transports a variety of products, including automotive parts, department store merchandise, food and beverages, paper and wood products, plastics and chemicals.

Nu Skin Enterprises, Inc. (Class A), headquartered in Provo, Utah, is a global direct selling company. The company develops and distributes personal care products and nutritional supplements. The company markets its products in the Americas, Europe and the Asia Pacific region. The company also provides marketing and distribution of technology-based products through Big Planet, Inc.

Patina Oil & Gas Corporation, headquartered in Denver, Colorado, is an independent energy company engaged in the acquisition, development, exploitation and production of oil and gas properties located primarily in the Wattenberg Field of Colorado.

PepsiAmericas, Inc., headquartered in Minneapolis, Minnesota, manufactures, distributes and markets a portfolio of beverage products in the United States, Central Europe and the Caribbean. The company sells brands that it bottles under franchise agreements with various brand owners, including PepsiCo, Inc., or PepsiCo joint ventures.

PETsMART, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

Rogers Corporation, headquartered in Rogers, Connecticut, manufactures specialty materials for applications in the wireless communications, computer, transportation, imaging and consumer markets.

Southwestern Energy Company, headquartered in Houston, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells, and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 857, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 857, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 30, 2004.

                              FT 857

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By Jason  T. Henry
                                 Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) June 30, 2004
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Jason  T. Henry
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-115182 of FT 857 of our report dated June 30, 2004 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
June 30, 2004


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 857 and certain subsequent Series, effective June 30, 2004 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6
2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7